Filed pursuant to General Instruction II.L
of Form F-10; File No. 333-146164
This prospectus supplement, together with the accompanying short form base shelf prospectus dated September 27, 2007 to which it relates, as amended or supplemented (the “prospectus”), and each document incorporated or deemed to be incorporated by reference in this prospectus supplement and the accompanying prospectus, constitutes a public offering of these securities only in those jurisdictions where such securities may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offense to claim otherwise.

New Issue	October 19, 2009

PROSPECTUS SUPPLEMENT NO. 2
(TO SHORT FORM BASE SHELF PROSPECTUS DATED SEPTEMBER 27, 2007)

4,583,335 Units

Æterna Zentaris Inc.

Units Consisting of
One Common Share and
a Warrant to Purchase 0.40 of a Common Share
US$1.20 per Unit

Æterna Zentaris Inc. (“we,” “Æterna” or the “Corporation”) is offering 4,583,335 units, with each unit being comprised of one common share of our capital and a warrant to purchase 0.40 of a common share of our capital (each, a “purchaser warrant”), pursuant to this prospectus supplement and the accompanying prospectus. The purchase price for each unit is $1.20. Each purchaser warrant has an exercise price of $1.25 per share. It is immediately exercisable and expires five years from its date of issuance. The common shares and the warrants will be issued separately but will be purchased together in this offering. All of the units are being offered for sale outside of Canada. In addition to the placement agent’s fee described below, we have also agreed to issue to the placement agent compensation warrants (the “compensation warrants” and, together with the purchaser warrants, the “warrants”) to purchase up to an aggregate of 128,333 common shares under this prospectus supplement at an exercise price of $1.50 per share. The distribution of the warrants and the common shares issuable upon the exercise of the warrants is qualified and registered by this prospectus supplement. See “Plan of Distribution” beginning on page S-14 of this prospectus supplement for more information regarding these arrangements.

Unless otherwise stated, currency amounts in this prospectus supplement are stated in United States dollars, or “$” or “US$.”

Our common shares are listed on the NASDAQ Global Market (“NASDAQ”) under the symbol “AEZS” and on the Toronto Stock Exchange (“TSX”) under the symbol “AEZ.” On October 16, 2009, the last reported sale price of our common shares on the NASDAQ was $1.17 per share and the last reported sale price of our common shares on the TSX was C$1.19 per share. We have filed an application with the TSX to have the common shares being offered for sale pursuant to this prospectus supplement (and the common shares of our capital issuable from time to time upon exercise of the offered warrants) listed (or reserved for listing) on the TSX. Listing will be subject to us fulfilling all the listing requirements of the TSX. The common shares, including common shares issuable upon exercise of the warrants, will be listed on the NASDAQ. The warrants will not be listed on any national or foreign trading market.

Our registered address is located at 1405 du Parc-Technologique Boulevard, Quebec City, Canada G1P 4P5, and our telephone number is (418) 652-8525.

Investing in our common shares and warrants involves risks. For a discussion of risk factors that you should consider in investing in our common shares and warrants, see the sections entitled “Risk Factors” beginning on page S-8 of this prospectus supplement and page 9 of the accompanying prospectus, as well as in the documents incorporated by reference herein and therein.

No underwriter, as defined under Canadian securities legislation, has been involved in the preparation of, or has performed any review of, the contents of this prospectus supplement or the accompanying prospectus. Rodman & Renshaw, LLC acted as the placement agent for this offering. The placement agent is not purchasing or selling any of these securities nor is it required to place any specific number or dollar amount of securities, but it has agreed to use its reasonable best efforts to place the securities offered by this prospectus supplement. There is no requirement that any minimum number of units or dollar amount of units be sold in this offering and there can be no assurance that we will sell all of the units being offered. We have agreed to pay the placement agent, in addition to compensation warrants described above and under “Plan of Distribution” beginning on page S-14, the placement agent fees set forth in the table below:

	Per Unit	Aggregate Amount

Public Offering Price(1)	$1.20	$5,500,002
Placement Agent’s Fees	$0.06	$275,000
Proceeds, Before Expenses, to us(2)	$1.14	$5,225,002

(1)	The proceeds shown exclude proceeds that we may receive upon exercise of the warrants.
(2)	We estimate the total expenses of this offering, excluding the placement agent’s fees and expenses, will be approximately $119,000.

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering and adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering. This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purpose of this offering.

This prospectus supplement and the accompanying prospectus contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that involve risks and uncertainties. Cautionary details concerning forward-looking statements are set out under the captions “Cautionary Statement Regarding Forward-Looking Statements” beginning on page S-1 of this prospectus supplement and “Forward-Looking Statements” beginning on page 3 of the accompanying prospectus.

We are a foreign private issuer under United States (“U.S.”) securities laws and are permitted, under a multi-jurisdictional disclosure system (“MJDS”) adopted by the U.S., to prepare this prospectus supplement in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the U.S. We have prepared our financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”), and they are subject to Canadian auditing and auditor independence standards. Thus, they may not be comparable to the financial statements of U.S. companies. Information regarding the impact upon our financial statements of significant differences between Canadian and U.S. GAAP is contained in Note 27 to our audited annual consolidated financial statements as of and for the year ended December 31, 2008 included in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 30, 2009 and in Note 12 to our unaudited interim consolidated financial statements as of and for the six months ended June 30, 2009 included as Exhibit 99.1 to our report on Form 6-K furnished to the SEC on August 11, 2009 (available electronically at www.sec.gov) and incorporated by reference into this prospectus supplement.

Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are incorporated under the laws of Canada, many of our officers and directors and some of the experts named in this prospectus supplement and the accompanying prospectus are residents of Canada or elsewhere outside of the U.S., and a substantial portion of our assets and the assets of such persons are located outside the U.S.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

There is no market through which the warrants may be sold and purchasers may not be able to resell warrants purchased under this prospectus supplement. This may affect the pricing of the warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the warrants, and the extent of issuer regulation. See the sections entitled “Risk Factors” beginning on page S-8 of this prospectus supplement and page 9 of the accompanying prospectus, as well as in the documents incorporated by reference herein and therein.

If the description of our common shares and the warrants offered under this prospectus supplement varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus and on the other information included in the registration statement of which this prospectus supplement and the accompanying prospectus forms a part. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. Information in this prospectus supplement updates and modifies the information in the accompanying prospectus and information incorporated by reference therein. We are not making an offer to sell or seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus supplement and the accompanying prospectus and information contained in any documents incorporated by reference therein, as well as information previously filed by us with, or furnished by us to, the SEC and the securities regulatory authorities in each of the provinces of Canada, is accurate only as of the respective dates of each of those documents, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of our common shares. Our business, financial condition, results of operations and prospects may have changed since those dates.

Placement Agent

Rodman & Renshaw, LLC

The date of this prospectus supplement is October 19, 2009

Prospectus Supplement

Prospectus

DOCUMENTS INCORPORATED BY REFERENCE	1
CURRENCY AND EXCHANGE RATES	3
FORWARD-LOOKING STATEMENTS	3
ENFORCEABILITY OF CIVIL LIABILITIES	4
OUR BUSINESS	5
RISK FACTORS	9
USE OF PROCEEDS	21
CHANGES IN LOAN AND CAPITAL STRUCTURE	21
DESCRIPTION OF SHARE CAPITAL	21
DESCRIPTION OF WARRANTS	22
CERTAIN INCOME TAX CONSIDERATIONS	22
PLAN OF DISTRIBUTION	23
LEGAL MATTERS	23
AUDITORS	23
RECONCILIATION TO U.S. GAAP	24
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION	24
AUDITORS’ CONSENT	25
CERTIFICATE OF ÆTERNA ZENTARIS INC	26

i

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement relates to a registration statement that we filed with the SEC, utilizing a shelf registration process. Under this shelf registration process, we may, from time to time, offer, sell and issue any of the securities or any combination of the securities described in the accompanying prospectus in one or more offerings. The accompanying prospectus provides you with a general description of the securities we may offer. This prospectus supplement contains specific information about the terms of this offering of units, which are comprised of common shares and purchaser warrants, by the Corporation. You should read both this prospectus supplement and the accompanying prospectus together with the information described under the sections entitled “Where to Find Additional Information” and “Incorporation of Certain Information by Reference” in this prospectus supplement and the section entitled “Documents Incorporated by Reference” in the accompanying prospectus, and any additional information you may need to make your investment decision.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and Canada, as applicable. Such consequences for investors who are resident in, or citizens of, Canada or the United States may not be described fully in this prospectus supplement or the accompanying prospectus.

In this prospectus supplement, unless otherwise specified or the context otherwise dictates, the terms “Æterna Zentaris,” the “Corporation,” “we,” “us” or “our” mean Æterna Zentaris Inc. and its consolidated subsidiaries, unless it is clear that such terms refer only to Æterna Zentaris Inc. excluding its subsidiaries. Unless otherwise stated, currency amounts in this prospectus supplement are stated in United States dollars, or “$” or “US$.”

The registration statement that contains the accompanying prospectus (SEC File No. 333-146164) (including the exhibits filed with and the information incorporated by reference into the registration statement) contains additional important business and financial information about us and our common shares that is not presented or delivered with this prospectus supplement. That registration statement, including the exhibits filed with the registration statement and the information incorporated by reference into the registration statement, can be read at the SEC website or at the SEC office mentioned under the section of this prospectus supplement entitled “Where to Find Additional Information” below.

WHERE TO FIND ADDITIONAL INFORMATION

We file annual reports with, and we furnish other reports on Form 6-K to, the SEC. You may read and copy materials we have filed with or furnished to the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. Our SEC filings also are available to the public on the SEC’s Internet site at www.sec.gov. As we are a Canadian issuer, we also file continuous disclosure documents with the Canadian securities regulatory authorities, which documents are available on the SEDAR website at www.sedar.com. In addition, we maintain a website that contains information about us, including our SEC and Canadian securities filings, at www.aezsinc.com. The information contained on our website does not constitute a part of this prospectus supplement, the accompanying prospectus or any other report or documents we file with or furnish to the SEC or with the securities regulatory authorities in Canada.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the information incorporated by reference herein and therein contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks, uncertainties and other factors, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, performance, transactions or achievements, financial and otherwise, may differ materially from the results, performance, transactions or achievements expressed or implied by the forward-looking statements.

The risks and uncertainties of our business, including those discussed under the sections entitled “Risk Factors” beginning on page 9 of the accompanying prospectus and in our annual report on Form 20-F for the financial year ended

December 31, 2008 incorporated by reference herein, could cause our actual results and experience to differ materially from the anticipated results or other expectations expressed.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results in future periods to differ materially from forecasted results. We do not undertake to publicly update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, other than to reflect a material change in the information previously disclosed, as required by applicable law. You should review our subsequent reports filed with or furnished to from time to time the SEC and the Canadian securities regulatory authorities and any amendments thereto. We qualify all of our forward-looking statements by these cautionary statements.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus supplement and the accompanying prospectus certain information we file with or furnish to the SEC and the Canadian securities regulatory authorities, which means that we may disclose important information in this prospectus supplement and the accompanying prospectus by referring you to the document that contains the information. The information incorporated by reference is considered to be a part of this prospectus supplement and accompanying prospectus, and the information we file with or furnish to the SEC (and the Canadian Securities regulatory authorities) later will automatically update and supersede the information filed or furnished earlier. We incorporate by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing of the registration statement that contains the accompanying prospectus and until the offering of the securities covered thereby is completed or withdrawn; provided, however, that we are not incorporating by reference any additional documents or information furnished and not filed with the SEC unless specifically otherwise provided:

•	our annual report on Form 20-F filed with the SEC on March 30, 2009, which includes our audited consolidated balance sheets as at December 31, 2008 and 2007 and our audited consolidated statements of earnings (loss), comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008 and the financial statement schedules, together with the report thereon dated March 10, 2009, of our independent auditors PricewaterhouseCoopers LLP and our Management’s Discussion and Analysis thereon included as “Item 5. — Operating and Financial Review and Prospects” in our annual report;

•	our unaudited interim consolidated financial statements as of and for the six-month periods ended June 30, 2009 and 2008 and Management’s Discussion and Analysis thereon, included as Exhibit 99.1 to our report on Form 6-K furnished to the SEC on August 11, 2009;

•	our management information circular dated March 10, 2009 in connection with our annual meeting of shareholders held on May 6, 2009, which was included as Exhibit 99.1 to our report on Form 6-K furnished to the SEC on April 7, 2009;

•	our material change report dated March 16, 2009 included as Exhibit 99.1 to our report on Form 6-K furnished to the SEC on March 17, 2009;

•	our material change report dated June 5, 2009 included in our report on Form 6-K furnished to the SEC on June 8, 2009;

•	our material change report dated June 23, 2009 included in our report on Form 6-K furnished to the SEC on June 23, 2009;

•	our material change report dated August 21, 2009 included as Exhibit 99.2 in our report on Form 6-K furnished to the SEC on August 21, 2009; and

•	to the extent permitted by applicable securities law, any other documents which we elect to incorporate by reference into the accompanying prospectus.

You may obtain copies of any of these filings by contacting us at the address and telephone number indicated below or via the SEDAR website or the SEC’s Internet site or by contacting the SEC as described above under “Where to Find

Additional Information.” You may request a copy of these filings, and any exhibits we have specifically incorporated by reference as an exhibit in this prospectus, at no cost, by writing to or telephoning:

Æterna Zentaris Inc.
1405 du Parc-Technologique Boulevard, Quebec City, Canada G1P 4P5
Attn: Investor Relations
Tel. (418) 652-8525

Readers should rely only on the information provided or incorporated by reference into this prospectus supplement and the accompanying prospectus. Readers should not assume that the information in this prospectus supplement, the accompanying prospectus, or any free writing prospectus, is accurate as of any date other than the date of the applicable document.

ABOUT ÆTERNA ZENTARIS

Our Business

We are a global biopharmaceutical company focused on endocrine therapy and oncology with expertise in drug discovery, development and commercialization.

Our pipeline encompasses compounds at all stages of development, from drug discovery through to marketed products. Our current focus is on the finalization of our Phase 3 programs on cetrorelix for the treatment of benign prostatic hyperplasia (BPH), in particular our European efficacy trial study Z-036. We are also now focusing on the advancement of perifosine and AEZS-108, our two lead compounds in our multiple Phase 2 programs in clinical studies in oncology, as well as on AEZS-130, a growth hormone secretagogue (GHS).

We were incorporated on September 12, 1990 under the laws of Canada. Our registered office is located at 1405 du Parc-Technologique Blvd., Quebec City, Canada G1P 4P5, our telephone number is (418) 652-8525 and our website is www.aezsinc.com. None of the documents or information found on our website shall be deemed to be included in or incorporated into this prospectus supplement or the accompanying prospectus.

Recent Developments

Developments Relating to Perifosine

Perifosine is the first orally active Akt inhibitor in multiple Phase 2 trials in cancer. The compound modulates several key signal transduction pathways, including Akt, MAPK, and JNK that have been shown to be critical for the survival of cancer cells. Perifosine has demonstrated single agent anti-tumor activity in Phase 1 and Phase 2 studies and is currently being studied as a single agent and in combination with several forms of anti-cancer treatments for various forms of cancer.

On August 3, 2009, we announced that our partner Keryx Biopharmaceuticals, Inc., or Keryx, had reached an agreement with the U.S. Food and Drug Administration regarding a Special Protocol Assessment (the “SPA”) on the design of a Phase 3 trial for perifosine, in relapsed or relapsed/refractory multiple myeloma patients previously treated with bortezomib (VELCADE®). The SPA provides agreement that the Phase 3 study design adequately addresses objectives in support of a regulatory submission. The study, entitled “A Phase 3 Randomized Study to Assess the Efficacy and Safety of Perifosine Added to the Combination of Bortezomib and Dexamethasone in Multiple Myeloma Patients Previously Treated with Bortezomib” and powered at 90%, will be a randomized (1:1), double-blind trial comparing the efficacy and safety of perifosine to placebo when combined with bortezomib and dexamethasone in approximately 400 patients with relapsed or relapsed/refractory multiple myeloma. Patients must have been previously treated with both bortezomib (VELCADE®) and an immunomodulatory agent (REVLIMID® or THALIDOMID®) and previously treated with one to four prior lines of therapy. The primary endpoint is progression-free survival and secondary endpoints include overall response rate, overall survival and safety. Patient enrollment for this study is expected to start by year-end.

On September 29, 2009, we reported updated clinical results from the Phase 2 study of perifosine from renal cell cancer patients who failed both a VEGF receptor inhibitor (sunitinib (Sutent®)) or sorafenib (Nexavar®)) and an mTOR inhibitor (temsirolimus (Torisel®)) or everolimus (Afinitor®)). Evaluable patients (n=16) were defined as those who had greater than 7 days of treatment (2 additional patients withdrew consent within 7 days). Patients received 100 mg of perifosine daily until progression or unacceptable toxicity. The primary endpoint of this study was clinical benefit, defined as response rate (CR / PR by RECIST) or percentage of patients progression-free for at least 3 months. Median progression-free survival (PFS) and overall survival were also analyzed for efficacy. Safety was a secondary endpoint. Perifosine was well tolerated with the most common adverse events being gastrointestinal discomfort and fatigue. Fifty percent (50%) of evaluable patients had a partial response or a stable disease with a progression for survival of 16 weeks.

In addition, in September 2009, perifosine received orphan-drug designation from the U.S. Food and Drug Administration for the treatment of multiple myeloma, which provides a seven-year period of U.S. marketing exclusivity for perifosine if the drug is the first of its type approved for the specified indication or if it demonstrates superior safety, efficacy, or a major contribution to patient care versus another drug of its type previously granted the designation for the same indication. Such designation also provides our North American partner and licensee, Keryx, with tax credits for clinical research costs and the ability to apply for annual grant funding, clinical research trial design assistance and waiver of Prescription Drug User Fee Act filing fees.

On October 8, 2009, Keryx also announced the initiation of a Phase 2 single-center, open-label, clinical study entitled “Phase 2 Trial of Perifosine in Patients with Relapsed or Refractory Chronic Lymphocytic Leukemia/Small Lymphocytic Lymphoma” to evaluate perifosine as a single agent treatment for relapsed or refractory Chronic Lymphocytic Leukemia (CLL) and Small Lymphocytic Lymphoma (SLL). This Phase 2 study was designed by Daphne Friedman, MD, Instructor and Principal Investigator, in coordination with J. Brice Weinberg, Professor, and Mark Lanasa, Assistant Professor, Divisions of Medical Oncology and Hematology, Duke University Medical Center, and is currently open for enrollment at Duke University. The effect of perifosine on CLL cells was first tested in the laboratory of Dr. Brice Weinberg, which demonstrated the in vitro cytotoxicity of perifosine on primary CLL cells. This data proving that perifosine is an active agent against primary CLL cells, coupled with its demonstrated safety profile in the clinical setting, provided the rationale that perifosine should further be evaluated as a single agent in an advanced CLL/SLL clinical setting. In this Phase 2 study, which will enroll approximately 30 patients, perifosine will be given orally at a dose of 50 mg twice daily, for a total of six 28-day cycles. The patients will be formally restaged upon completion of the trial. Overall Response Rate is the primary endpoint with overall survival, progression-free survival and safety as secondary endpoints. Correlative studies will also be conducted and evaluated as a secondary endpoint.

Developments Relating to AEZS-112

AEZS-112 is an anti-cancer drug in development with three mechanisms of action involved, including tubulin and topoisomerase II inhibition. AEZS-112 expresses different actions, such as pro-apoptotic and antiangiogenic properties.

On September 21, 2009, we announced the completion of the Phase 1 study of AEZS-112. This open-label, dose-escalation, multi-center, intermittent treatment Phase 1 study included patients with advanced solid tumors and lymphoma who had either failed standard therapy or for whom no standard therapy existed.

Patients received a once-a-week oral administration of AEZS-112 for three consecutive weeks, followed by a one-week period without treatment. The cycles were repeated every four weeks based on tolerability and response, basically planned for up to four cycles, but allowing for continuation in case of potential benefit for the patient. The starting dose of AEZS-112 in this study was 13 mg/week, with doubling of doses in subsequent cohorts in the absence of significant toxicity. The study was performed in two parts and included 42 patients overall. In Part I, 22 patients were studied on doses ranging from 13 to 800 mg/week. In Part II, the weekly dose was split into 3 doses taken 8 hours apart, and ultimately, 20 patients received doses from 120 to 600 mg/week. Stable disease with time to failure ranging from 20 to 60+ weeks was achieved in 12 patients with various cancer types, including melanoma and cancers of the colon/rectum, lung, pancreas, prostate, tongue, trachea and thyroid. In several of these patients, the duration of stabilization exceeded the duration of disease control on previous treatment regimens. Except for a dose-limiting gastrointestinal reaction in a patient with pre-existing GI problems, no clinically relevant drug-related adverse events or changes in laboratory safety parameters were observed.

Developments Relating to AEZS-130

AEZS-130, a growth hormone secretagogue (GHS), is a novel synthetic small molecule, acting as a ghrelin mimetic, that is orally active and stimulates the secretion of growth hormone (GH). Macimorelin (AEZS-130) is the International Non-proprietary Name (INN) designated for the compound by the World Health Organization (WHO).

On October 19, 2009, we announced that we have initiated activities intended to complete the clinical development of the growth hormone secretagogue (GHS) / ghrelin agonist compound macimorelin (AEZS-130) which could be the first oral diagnostic test approved for growth hormone deficiency (GHD).

We have already assumed the sponsorship of the Investigational New Drug application (IND) and are discussing with the FDA the best way to complete the ongoing Phase 3 clinical trial, and subsequently file a New Drug Application (NDA) for approval of macimorelin (AEZS-130) as a diagnostic test for GHD in adults.

The Phase 3 clinical trial of macimorelin (AEZS-130), to establish it as a diagnostic test for GHD in adults, was initiated in the USA by our former licensee, Ardana Biosciences Ltd. (Ardana); however, the trial was suspended before completion because of Ardana’s insolvency. Additionally, we regained all rights and acquired all assets related to macimorelin (AEZS-130) as a result of the insolvency process.

The pivotal Phase 3 trial (listed in clinicaltrials.gov, study # NCT00448747) is designed to investigate the safety and efficacy of the oral administration of macimorelin (AEZS-130) as a growth hormone stimulation diagnostic test compared to GHRH + L-arginine, administered intravenously. Currently available results from this study, previously reported by G. Merriam et al. (Poster P2-749, ENDO ‘09, June 2009), demonstrated no safety issues and better discrimination between adult GHD patients and normal controls with macimorelin (AEZS-130) oral solution, compared to the currently used test with GHRH-Arginine intravenous administration.

Oral administration of macimorelin (AEZS-130) offers more convenience and simplicity over the current GHD tests used, requiring either intravenous or intramuscular administration. Additionally, macimorelin (AEZS-130) may demonstrate a more favorable safety profile than existing diagnostic tests, some of which may be inappropriate for certain patient populations e.g. diabetes mellitus or renal failure, and have demonstrated a variety of side effects which macimorelin (AEZS-130) has not thus far. These factors may be limiting the use of GHD testing and may enable macimorelin (AEZS-130) to become the diagnostic test of choice for GHD.

Macimorelin (AEZS-130) has been granted Orphan Drug Designation for the diagnosis of growth hormone deficiency by the FDA, and we are now the sponsor of this orphan designation. Orphan Drug Designation confers a number of advantages to the further development of the drug, such as additional exclusivity for the molecule and the potential of waiving User fees at the time a NDA is filed.

Developments Relating to Cetrorelix

On August 17, 2009, we reported Phase 3 results for our North American efficacy trial Z-033 (including certain sites in Europe) and safety trial Z-041 in BPH, with our lead endocrinology compound for urology, cetrorelix pamoate.

The study Z-033 failed to achieve the primary endpoint, being an improvement in IPSS as compared to placebo, and it demonstrated no clear differences in overall efficacy with all 3 groups showing an improvement in IPSS of approximately 4 points that was maintained throughout the 52 weeks. There was a slight advantage in favor of the main active treatment arm (Arm A) up to Week 46 of the follow-up, which was no longer demonstrated at Week 52. These differences did not achieve statistical significance. Furthermore, a favorable trend on the IPSS, as compared to placebo, was seen in a sub-group of patients with large prostate glands (greater than 50 cm3) on entry to the study.

Tolerability of cetrorelix in study Z-033 was very good, as evidenced by the absence of major differences to placebo with regard to both clinical adverse events or changes in laboratory parameters.

The multi-center safety study Z-041 was an open-label, single-armed study involving 528 patients in North America. Cetrorelix was generally well tolerated. Adverse events were mostly mild and transient in intensity. Serious adverse events occurred in 12 patients, but none of these was assessed as possibly drug-related. The most frequently reported adverse experiences included hot flushes, nasopharyngitis, injections site pain, and headache. Hot flushes were reported by 49 patients and were mild and of short duration in the majority of patients. Only one patient experienced a severe episode.

Furthermore, efficacy was assessed using the IPSS which showed an improvement from a mean score of 21.2 at baseline to 15.6 at Week 26. In 63% of the patients, the improvement was by at least 3 points. Notably, the 46% of patients who had received previous treatment for BPH showed an important mean improvement of 5 points, which is only slightly less than the 6 point improvement seen in treatment-naïve patients. Maximum uroflow improved by 25%, from 10.3 to 12.5 ml/sec, and also the mean uroflow showed similar improvement.

In addition, on September 30, 2009, we reported that the results of our safety study 043 Thorough QT (TQT) trial, which is part of the cetrorelix clinical development program in BPH. Results showed that the study met its primary endpoint and cetrorelix did not increase heart rate-corrected QT interval (QTc) at either time of observed maximal concentration of cetrorelix (Cetromax) or at the time of minimum level of serum testosterone (Testmin).

We currently anticipate reporting the Phase 3 results for cetrorelix from the European efficacy trial Z-036, involving 420 patients, before the end of 2009.

THE OFFERING

Issuer	Æterna Zentaris Inc.

Securities we are offering	4,583,335 units. Each unit is comprised of one common share of our capital and a purchaser warrant to purchase 0.40 of a common share of our capital.

Price per unit	$1.20

Common shares to be outstanding after this offering	63,089,954 common shares without giving effect to the exercise of warrants, and 65,051,621 common shares assuming and after giving effect to the exercise of all warrants (including both the purchaser warrants and the compensation warrants) offered under this prospectus supplement.

Warrants to be outstanding after this offering	Warrants to acquire an aggregate of 4,110,603 common shares (including warrants to acquire an aggregate of 2,148,936 common shares issued in June 2009 and the purchaser warrants and the compensation warrants offered hereby) will be outstanding after this offering. Purchaser warrants to acquire 1,833,334 common shares at a price of $1.25 per share, and compensation warrants to acquire 128,333 common shares at a price of $1.50 per share, will be issued pursuant to this offering.

Use of Proceeds	We expect the net proceeds from this offering to be up to approximately $5.1 million after deducting the placement agent’s fees and expenses as described in the section of this prospectus supplement entitled “Plan of Distribution” and other estimated offering expenses payable by us, which include legal and filing fees, printing costs and various other fees associated with registering the securities and listing the common shares, and excluding the proceeds, if any, from the exercise of the warrants issued pursuant to this offering. We intend to use the net proceeds from the sale of the securities under this prospectus supplement for general corporate purposes including, without limitation, clinical development, capital expenditures and for working capital.

NASDAQ Symbol	AEZS

TSX Symbol	AEZ

Risk Factors	This investment involves a high degree of risk. Please see the section entitled “Risk Factors” beginning on page S-8 of this prospectus supplement.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. You should also refer to the other information in this prospectus supplement, including information incorporated or deemed to be incorporated by reference herein, including our consolidated financial statements and related notes, and in the accompanying prospectus. The risks and uncertainties described below and incorporated by reference herein are those that we currently believe may materially affect us. Additional risks and uncertainties that we are unaware of or that we currently deem immaterial also may become important factors that affect us. If any of the following risks actually occurs, our business, financial condition, and results of operations could be materially adversely affected, the trading price of our common shares could decline and you could lose all or part of your investment.

Risks Relating to this Offering

Our share price has been highly volatile and an investment in our securities could suffer a decline in value.

The trading price of our common shares has been highly volatile and could continue to be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

•	announcements by us of results of, and developments in, our research and development efforts, including results and adequacy of, and developments in, our clinical trials and progress towards health regulatory approval;

•	announcements related to progress towards commercialization of our products;

•	sales of our common shares or other securities, including in connection with further financings;

•	announcements regarding new or existing corporate partnerships;

•	actual or anticipated period-to-period fluctuations in financial results;

•	litigation or threat of litigation;

•	failure to achieve, or changes in, financial estimates by securities analysts;

•	announcements regarding new or existing products or services or technological innovations by us or our competitors;

•	announcements by our license partners of results and developments in their research and development efforts regarding compounds licensed by us;

•	comments or opinions by securities analysts or members of the medical community;

•	conditions or trends in the pharmaceutical, biotechnology and life science industries;

•	announcements by us of significant acquisitions, joint ventures or capital commitments;

•	additions or departures of key personnel;

•	economic and other external factors or disasters or crises;

•	limited daily trading volume; and

•	developments regarding our patents or other intellectual property or that of our competitors.

In addition, the stock market in general and the market for biotechnology companies in particular, have experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Further, there has been significant volatility in the market prices of securities of life science companies. Factors such as: the results and adequacy of our preclinical studies and clinical trials, as well as those of our collaborators, or our competitors; other evidence of the safety or effectiveness of our products or those of our competitors; announcements of technological innovations or new products by us or our competitors; governmental regulatory actions; developments with our collaborators; developments (including litigation) concerning our patent or other proprietary rights or those of our competitors; concern as to the safety of our products; changes in estimates of our performance by securities analysts; market conditions for biotechnology stocks in general; and other factors not within our control; could have a significant adverse impact on the market price of our common shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs, potential liabilities and the diversion of management’s attention and resources.

There may not be an active, liquid market for our common shares, and the warrants will not be listed or quoted on any national or foreign securities exchange or quotation service.

There is no guarantee that an active trading market for our common shares will be maintained on NASDAQ or the TSX. Investors may not be able to sell their shares quickly or at the latest market price if trading in our common shares is not active. In addition, the warrants will not be listed or quoted on any national or foreign securities exchange or quotation service.

Future issuances of our common shares could adversely affect the trading price of our common shares and could result in substantial dilution to our shareholders.

Future issuances of our common shares could adversely affect the trading price of our common shares and could result in substantial dilution to our shareholders. We may also issue substantial amounts of common shares in the future.

As of June 30, 2009, we had:

•	58.5 million common shares issued and outstanding;

•	2.15 million common shares reserved for issuance upon exercise of our existing warrants that we issued in our previous registered direct financing in June 2009, of which 1.86 million are issuable at a price of $2.06 per share and 0.29 million are issuable at a price of $2.35 per share;

•	4.5 million common shares reserved for issuance upon the exercise of outstanding options granted under our stock option plan with a weighted average exercise price of C$3.29 per share and an additional 0.3 million common shares reserved for issuance upon the exercise of outstanding options granted under such plan with a weighted average exercise price of US$2.83 per share; and

•	in addition to the shares reserved for issuance under currently outstanding options granted under our stock option plan, 1.9 million common shares reserved for issuance under future stock option grants.

We may not meet NASDAQ’s continued listing requirements.

We must meet continuing listing requirements to maintain the listing of our shares on the TSX and NASDAQ. For continued listing, NASDAQ requires, among other things, that listed securities maintain a minimum closing bid price of not less than $1.00 per share. During the latter half of 2008 and for part of 2009, our shares have closed below the $1.00 per share minimum for several consecutive days on the NASDAQ. If the closing bid price falls below the $1.00 minimum for more than 30 consecutive trading days, we would have 180 days to satisfy the $1.00 minimum bid price, which must be maintained for a period of at least ten trading days in order to regain compliance. If we fail to meet any of NASDAQ’s continued listing requirements and NASDAQ attempts to enforce compliance with its rules, our common shares may be delisted from NASDAQ. If our shares were to be delisted from TSX or NASDAQ or suspended from trading, you may have difficulty in disposing of your common shares.

In the event that we are not able to obtain a listing on another U.S. stock exchange or quotation service for our common shares, it may be extremely difficult or impossible for shareholders to sell their common shares in the United States. Moreover, if we are delisted and obtain a substitute listing for our common shares in the United States, it will likely be on a market with less liquidity, and therefore potentially more price volatility, than NASDAQ. Shareholders may not be able to sell their common shares on any such substitute U.S. market in the quantities, at the times, or at the prices that could potentially be available on a more liquid trading market. As a result of these factors, if our common shares were to be delisted from NASDAQ, the price of our common shares is likely to decline. In addition, a decline in the price our common shares will impair our ability to obtain financing in the future.

Risks Relating to the Corporation

It is possible that we may be a passive foreign investment company, which could result in adverse tax consequences to U.S. investors.

Adverse U.S. federal income tax rules apply to U.S. Holders (as defined in the section of this prospectus supplement entitled “Certain Income Tax Considerations — United States Federal Income Taxation”) owning common shares or warrants of a passive foreign investment company (“PFIC”), directly or indirectly. We will be classified as a PFIC for U.S. federal income tax purposes if (i) at least 75 percent of our gross income is “passive income” or (ii) at least 50 percent of the average value of our assets, including goodwill (based on annual quarterly average), is attributable to assets which produce passive income or are held for the production of passive income. We believe that we were not a PFIC for the 2008 taxable year. However, since the fair market value of our assets may be determined in large part by the market price of our common shares, which is likely to fluctuate, and the composition of our income and assets will be affected by how, and how quickly, we spend any cash that is raised in any financing transaction, no assurance can be provided that we would not be classified as a PFIC for the 2009 taxable year and for any future taxable year.

PFIC characterization could result in adverse U.S. federal income tax consequences to U.S. Holders of our common shares and warrants. In particular, absent one of the elections described below, a U.S. Holder would be subject to U.S. federal income tax at ordinary income tax rates, plus a possible interest charge, in respect of a gain derived from a disposition of our common shares or warrants, as well as certain distributions by the Corporation. If we were treated as a PFIC for any taxable year, a U.S. Holder may be able to make an election to “mark to market” the common shares each taxable year and recognize ordinary income pursuant to such election based upon increases in the value of the common shares. Alternatively, a U.S. Holder may make a qualified electing fund (“QEF”) election to be taxed currently on its share of the PFIC’s undistributed income and gains. However, we do not expect to provide to U.S. Holders the information necessary for a U.S. Holder to make a QEF election. Moreover, neither a mark-to-market nor a QEF election is available to be made in respect of a warrant. For more detailed discussion of the potential tax impact of being a PFIC, see the section entitled “Certain Income Tax Considerations — United States Federal Income Taxation.”

USE OF PROCEEDS

We expect the net proceeds from this offering to be up to approximately $5.1 million after deducting the placement agent’s fees and expenses as described in the section of this prospectus supplement entitled “Plan of Distribution” and other estimated offering expenses payable by us, which include legal and filing fees, printing costs and various other fees associated with registering the securities and listing the common shares, and excluding the proceeds, if any, from the exercise of the warrants issued pursuant to this offering. We intend to use the net proceeds from the sale of the securities under this prospectus supplement for general corporate purposes including, without limitation, clinical development, capital expenditures and for working capital.

PRICE RANGE AND TRADING VOLUMES

Our common shares are listed and posted for trading on NASDAQ under the symbol “AEZS” and on the TSX under the symbol “AEZ.” The following table indicates, for the relevant periods, the high and low closing prices and the trading volume of our common shares on NASDAQ and on the TSX:

	NASDAQ (US$)			TSX (C$)
	High	Low	Volume	High	Low	Volume

Oct-09(1)	1.25	1.14	245,585	1.40	1.18	103,836
Sept-09	1.38	0.89	1,240,716	1.46	0.98	259,443
Aug-09	2.83	0.89	1,567,974	3.11	0.97	704,165
July-09	2.62	1.67	391,576	2.80	1.95	188,891
June-09	2.35	1.73	257,401	2.63	1.97	185,032
May-09	1.69	1.11	42,220	1.86	1.31	56,320
Apr-09	1.32	0.89	30,792	1.59	1.06	51,967
Mar-09	0.97	0.65	54,736	1.25	0.83	54,586
Feb-09	0.90	0.64	24,473	1.13	0.80	25,205
Jan-09	0.72	0.46	15,529	0.85	0.57	20,915
Dec-08	0.55	0.40	31,146	0.65	0.50	60,038
Nov-08	0.60	0.48	21,294	0.72	0.55	49,830
Oct-08	0.60	0.40	30,781	0.72	0.44	56,264

(1)	Up to and including October 16, 2009.

CONSOLIDATED CAPITALIZATION

The following table presents the number of our issued and outstanding common shares and our consolidated cash and cash equivalents and capitalization as at June 30, 2009 on an actual basis and as adjusted to give effect to (i) the issuance and sale of the 4,583,335 common shares offered by this prospectus supplement at a public offering price of $1.20 per share, and (ii) the issuance and sale of both the 4,583,335 common shares offered under this prospectus supplement at a public offering price of $1.20 per share as well as the issuance of all 1,961,667 common shares issuable upon exercise of the purchaser warrants and the compensation warrants, offered under this prospectus supplement at a price per share of $1.25 and $1.50, respectively. The adjustments present the expected impact on the number of our issued and outstanding shares, our consolidated cash and cash equivalents and our capitalization as at June 30, 2009 of the issuances described above and after the payment by us of the placement agent’s fees and estimated transaction expenses. There has been no change to our share capital since June 30, 2009. In addition, as of June 30, 2009, we had no outstanding long-term debt.

The information below should be read in conjunction with, and is qualified in its entirety by, the audited consolidated financial statements and schedules and notes thereto included in our annual report on Form 20-F for the financial year ended December 31, 2008 and the unaudited consolidated financial statements and schedules and notes thereto included in our report on Form 6-K as at and for the six-month periods ended June 30, 2009 and 2008, each as incorporated by reference into this prospectus supplement. Figures are in thousands of U.S. dollars except share data.

	As of June 30, 2009
	(Unaudited)
					As Further
	Actual		As Adjusted(1)		Adjusted(2)

Number of common shares issued and outstanding	58,506,619	(3)	63,089,954	(3)	65,051,621	(3)

Cash and cash equivalents	$56,817		$61,893		$64,297

Shareholder’s equity:
Share capital and warrants	$39,039		$44,115		$46,519
Other capital	$79,793		$79,793		$79,793
Deficit	$(128,282)		$(128,282)		$(128,282)
Accumulated other comprehensive income	$12,819		$12,819		$12,819

Total shareholders’ equity	$3,369		$8,445		$10,849

(1)	As adjusted assumes and gives effect to the issuance of 4,583,335 common shares offered under this prospectus supplement at a price of $1.20 per share and the payment by us of the placement agent’s fee and the expenses of the offering.

(2)	As further adjusted assumes and gives effect to the issuance of 4,583,335 common shares offered under this prospectus supplement at a price of $1.20 per share, to the issuance of 1,833,334 common shares issuable upon exercise of the purchaser warrants offered under this prospectus supplement at a price of $1.25 per share, to the issuance of 128,333 common shares issuable upon exercise of the compensation warrants offered under this prospectus supplement at a price of $1.50 per share and to the payment by us of the placement agent’s fee and the expenses of the offering.

(3)	In addition, 2,148,936 common shares are issuable upon exercise of our existing warrants that we issued in our previous registered direct financing in June 2009, of which 1,861,702 are issuable at a price of $2.06 per share and 287,234 are issuable at a price of $2.35 per share.

DESCRIPTION OF SECURITIES OFFERED UNDER THIS PROSPECTUS SUPPLEMENT

Share Capital

Our Restated Articles of Incorporation authorize the issuance of an unlimited number of common shares and an unlimited number of preferred shares. All classes are without nominal or par value. The Restated Articles of Incorporation do not authorize the issuance of any other class of shares. Immediately prior to the issuance of common shares under this offering, there were 58,506,619 common shares and no preferred shares issued and outstanding.

Common Shares:  The holders of common shares are entitled to one vote for each common share held by them at all meetings of shareholders, except meetings at which only shareholders of a specified class of shares are entitled to vote. In addition, holders are entitled to receive dividends if, as and when declared by our Board of Directors on common shares. Finally, holders of common shares are entitled to receive the remaining property of the Corporation upon any liquidation, dissolution or winding-up of the affairs of the Corporation, whether voluntary or involuntary. Shareholders have no liability to further capital calls as all shares issued and outstanding are fully paid and non-assessable.

Preferred Shares:  The first and second preferred shares are issuable in series with rights and privileges specific to each class. Holders of preferred shares are not entitled to receive notice of or to attend or vote at meetings of shareholders. No preferred shares of the Corporation have been issued to date.

Holders of first preferred shares are entitled to preference and priority to any participation of holders of second preferred shares, common shares or shares of any other class of shares of the share capital of the Corporation ranking junior to the first preferred shares in regards to dividends and, in the event of the liquidation of the Corporation, the distribution of its property upon its dissolution or winding-up, or the distribution of all or part of its assets among the shareholders, to an amount equal to the value of the consideration paid in respect of such shares outstanding, as credited to the issued and paid-up share capital of the Corporation, on an equal basis, in proportion to the amount of their respective claims in regard to such shares held by them. Holders of second preferred shares are entitled to preference and priority to any participation of holders of common shares or shares of any other class of shares of the share capital of the Corporation ranking junior to the second preferred shares with respect to dividends and, in the event of the liquidation of the Corporation, the distribution of its property upon its dissolution or winding-up, or the distribution of all or part of its assets among the shareholders, to an amount equal to the value of the consideration paid in respect of such shares outstanding, as credited to the issued and paid-up share capital of the Corporation, on an equal basis, in proportion to the amount of their respective claims in regard to such shares held by them.

Additional information on our share capital is provided in “Item 10. — Additional Information” in our annual report on Form 20-F for the financial year ended December 31, 2008 incorporated by reference into this prospectus supplement and the accompanying prospectus.

Purchaser Warrants

The material terms and provisions of the purchaser warrants being offered under this prospectus supplement and the accompanying prospectus are summarized below. This summary is subject to, and is qualified in its entirety by, the form of purchaser warrant, which will be provided to the investors in this offering and will be filed with the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and furnished to the SEC as an exhibit to a report on Form 6-K.

The purchaser warrants will provide for an exercise price of $1.25 per share. They will be immediately exercisable and will expire five years from the date of their issuance. The exercise price of the warrants will be subject to adjustment in the case of stock splits, stock dividends, share consolidations and similar recapitalization transactions. The holder will not have the right to exercise any portion of the warrant if the holder, together with its affiliates, would, subject to limited exceptions, beneficially own in excess of 4.99% of the number of our common shares outstanding immediately after the exercise. The holder may elect to change this beneficial ownership limitation from 4.99% to up to 9.99% of the number of our common shares outstanding immediately after the exercise upon not less than 61 days’ prior written notice to us.

The holders of purchaser warrants must make payment in cash of the exercise price of the shares being acquired upon exercise of the purchaser warrants. If, however, we are unable to offer and sell the shares underlying these warrants due to the ineffectiveness of the registration statement of which this prospectus supplement is a part, then the purchaser warrants may be exercised on a “net” or “cashless” basis. No fractional common shares will be issued upon the exercise of the purchaser warrants.

If, at any time while the warrant is outstanding, we (i) consolidate or merge with or into another corporation, (ii) sell all or substantially all of our assets, (iii) are subject to or complete a tender or exchange offer pursuant to which holders of our common shares are permitted to tender or exchange their shares for other securities, cash or property and which has been accepted by the holders of 50% or more of our outstanding common shares, (iv) effect any reclassification of our common shares or any compulsory share exchange pursuant to which our common shares are converted into or exchanged for other securities, cash or property, or (v) in one or more related transactions, consummate a share purchase agreement or other business combination with another person whereby such person acquires more than 50% of our outstanding common shares (not including our common shares held by such other person or the persons acting jointly with such person in the context of such transactions), each, a Fundamental Transaction, then each holder shall have the right thereafter to receive, upon exercise of the warrant, the same amount and kind of securities, cash or property as such holder would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of warrant shares then issuable upon exercise of the warrant, or Alternate Consideration. Any successor to us, surviving entity or the corporation purchasing or otherwise acquiring such assets shall assume the obligation to deliver to the holder such Alternate Consideration as the holder may be entitled to purchase, and the other obligations under the warrant.

Notwithstanding the above, in the event of any type of Fundamental Transaction and irrespective of the form of consideration payable thereunder, the holders of the warrants will be entitled to receive, in lieu of our common shares and at the holders’ option, cash in an amount equal to the value of the remaining unexercised portion of the warrant on the date of the transaction determined using a Black-Scholes option pricing model with an expected volatility equal to the greater of 60% and the 100-day historical price volatility obtained from Bloomberg L.P. as of the trading day immediately prior to the public announcement of the transaction.

The purchaser warrants will not be listed on any national or foreign trading market.

PLAN OF DISTRIBUTION

We have entered into a placement agency agreement, dated as of October 19, 2009, with Rodman & Renshaw, LLC. Subject to the terms and conditions contained in the placement agency agreement, the placement agent has agreed to act as placement agent in connection with the sale of up to 4,583,335 of our common shares and purchaser warrants to purchase up to 1,833,334 of our common shares in this offering. The placement agent is not purchasing or selling any securities by this prospectus supplement and the accompanying prospectus, nor is the placement agent required to arrange for the purchase or sale of any specific number or dollar amount of the securities, but it has agreed to use its reasonable best efforts to arrange for the sale of all of the securities in this offering. There is no requirement that any minimum number of units or dollar amount of units be sold in this offering and there can be no assurance that we will sell all of the units being offered.

The placement agency agreement provides that the obligations of the placement agent and the investors are subject to certain conditions precedent including, among other things, the absence of any material adverse change in our business.

We currently anticipate that the closing of this offering will take place on or about October 22, 2009. On the closing date, the following will occur:

•	we will receive funds in the amount of the aggregate purchase price for the units;

•	the placement agent will receive the placement agent fees in accordance with the terms of the placement agency agreement; and

•	we will deliver the units, comprised of common shares and purchaser warrants, to the investors.

We have agreed to pay the placement agent an aggregate fee equal to 5% of the gross proceeds from the sale of the units in this offering (as well as 3.5% of the proceeds received by us upon exercise of the purchaser warrants solicited by the placement agent, if any); provided, however, the warrant solicitation fee shall be reduced (before any reduction to the warrants issued to the placement agent or any reduction to the expense reimbursement to placement agent) to the extent (and only to the extent) that the placement agent’s aggregate compensation, as determined under FINRA Rule 5110, would otherwise exceed 8%. We have also agreed to reimburse the placement agent for expenses incurred by it in connection with this offering in an amount equal to 0.8% of the gross offering proceeds but in no event in excess of $30,000. In addition, we agreed to issue compensation warrants to the placement agent to purchase 2% of the aggregate number of common shares sold under this prospectus supplement plus any common shares underlying any convertible securities or units sold in the placement (if all of the common shares are sold under this prospectus supplement, up to an aggregate of 128,333 common shares).

Under no circumstances will the fee, commission or discount received by the placement agent or any other FINRA member or independent broker-dealer exceed 8% of the gross proceeds to us in this offering or any other offering in the United States pursuant to the accompanying prospectus.

The compensation warrants will be on substantially the same terms as the purchaser warrants offered hereby, except that the compensation warrants will have an exercise price equal to $1.50 per share, will not be exercisable for a period of six months after their date of issuance, will expire on the fifth year anniversary of the effective date of the registration statement under which this prospectus supplement is being filed and will otherwise comply with FINRA Rule 2710(g)(1) in that for a period of six months after the issuance date of the compensation warrants (which shall not be earlier than the closing date of the offering pursuant to which the compensation warrants are being issued), neither the compensation warrants nor any of the common shares issued upon exercise of the compensation warrants shall be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of effectiveness or commencement of sales of the offering pursuant to which the compensation warrants are being issued, except the transfer of any security:

i.	by operation of law or by reason of reorganization of the Corporation;

ii.	to any FINRA member firm participating in this offering and the officers or partners thereof, if all securities so transferred remain subject to the lock-up restriction described above for the remainder of the time period;

iii.	if the aggregate amount of securities of the Corporation held by Rodman & Renshaw, LLC or related persons do not exceed 1% of the securities being offered;

iv.	that is beneficially owned on a pro-rata basis by all equity owners of an investment fund, provided that no participating member manages or otherwise directs investments by the fund, and participating members in the aggregate do not own more than 10% of the equity in the fund; or

v.	the exercise or conversion of any security, if all securities received remain subject to the lock-up restriction set forth above for the remainder of the time period.

The estimated offering expenses payable by us, in addition to the aggregate fee of $275,000 due to the placement agent and the placement agent’s expenses up to a maximum of $30,000, are approximately $119,000, which includes legal and filing fees and printing costs, and various other fees associated with registering the securities and listing the common shares. After deducting certain fees due to the placement agent and our estimated offering expenses, we expect the net proceeds from this offering to be approximately $5,076,000 if the maximum number of units are sold (excluding proceeds we may receive upon exercise of the warrants).

The following table shows the per unit and total commissions we will pay to the placement agent in connection with the sale of the units offered under this prospectus supplement and the accompanying prospectus, assuming the purchase of all of the units offered hereby and excluding proceeds that we may receive upon exercise of the warrants.

Per unit placement agent’s fees	$0.06
Maximum offering total	$275,000

Because there is no minimum offering amount required as a condition to closing in this offering, the actual total offering fees, if any, are not presently determinable and may be substantially less than the maximum amount set forth above.

We have agreed to indemnify the placement agent and certain other persons against certain liabilities relating to or arising out of its activities under the placement agency agreement. We have also agreed to contribute to payments the placement agent may be required to make in respect of such liabilities.

We have also agreed with the purchasers of the units offered pursuant to this prospectus supplement that we will not issue or enter into an agreement to issue common shares or securities convertible into or exercisable for common shares for a period of forty-five days from the closing of the offering contemplated by this prospectus supplement.

The placement agency agreement, the form of securities purchase agreement with the purchasers and the form of warrants are included as exhibits to our report on Form 6-K furnished to the SEC, and such documents have also been filed with the applicable Canadian securities regulatory authorities in connection with this offering.

The placement agent has informed us that it will not engage in over-allotment, stabilizing transactions or syndicate covering transactions in connection with this offering.

The transfer agent for our common shares is Computershare Investor Services Inc.

The purchase price per unit and the exercise price for the warrants was determined based on negotiations with the investors and discussions with the placement agent.

CERTAIN INCOME TAX CONSIDERATIONS

United States Federal Income Taxation

The following discussion is a summary of certain U.S. federal income tax consequences applicable to the purchase, ownership and disposition of common shares or warrants by a U.S. Holder (as defined below), but does not purport to be a complete analysis of all potential U.S. federal income tax effects. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, Internal Revenue Service (“IRS”) rulings and judicial decisions in effect as of the date of this prospectus supplement. All of these are subject to change, possibly with retroactive effect, or different interpretations.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders in light of their specific circumstances (for example, U.S. Holders subject to the alternative minimum tax provisions of the Code) or to holders that may be subject to special rules under U.S. federal income tax law, including:

•	dealers in stocks, securities or currencies;

•	securities traders that use a mark-to-market accounting method;

•	banks and financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt organizations;

•	persons holding common shares or warrants as part of a hedging or conversion transaction or a straddle;

•	persons who or that are, or may become, subject to the expatriation provisions of the Code;

•	persons whose functional currency is not the U.S. dollar; and

•	direct, indirect or constructive owners of 10% or more of the total combined voting power of all classes of our voting stock.

This summary also does not discuss any aspect of state, local or foreign law, or U.S. federal estate or gift tax law as applicable to U.S. Holders. In addition, this discussion is limited to U.S. Holders purchasing common shares and warrants pursuant to this prospectus supplement and that will hold shares and warrants as capital assets. For purposes of this summary, “U.S. Holder” means a beneficial holder of common shares or warrants who or that for U.S. federal income tax purposes is:

•	an individual citizen or resident of the United States;

•	a corporation or other entity classified as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more “U.S. persons” (within the meaning of the Code) have the authority to control all substantial decisions of the trust, or if a valid election is in effect to be treated as a U.S. person.

If a partnership or other entity or arrangement classified as a partnership for U.S. federal income tax purposes holds common shares or warrants, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Such a partner should consult its own tax advisor as to the tax consequences of the partnership purchasing, owning and disposing of common shares and warrants.

PROSPECTIVE U.S. INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE TAX CONSEQUENCES DESCRIBED BELOW TO THEIR PARTICULAR SITUATIONS AS WELL AS THE APPLICATION OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS, INCLUDING GIFT AND ESTATE TAX LAWS.

Taxation of U.S. Holders of Common Shares

Dividends

Subject to the passive foreign investment company (“PFIC”) rules discussed below, distributions paid by the Corporation out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), before reduction for any Canadian withholding tax paid with respect thereto, will generally be taxable to a U.S. Holder as foreign source dividend income, and will not be eligible for the dividends received deduction generally allowed to corporations. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in the common hares and thereafter as capital gain. U.S. Holders should consult their own tax advisors with respect to the appropriate U.S. federal income tax treatment of any distribution received from the Corporation.

For taxable years beginning before January 1, 2011, dividends paid by the Corporation should be taxable to a non-corporate U.S. Holder at the special reduced rate normally applicable to long term capital gains, provided that they are “qualified dividend income.” Qualified dividend income generally includes a dividend paid by a foreign corporation if either (a) the stock of such corporation with respect to which the dividend is paid is readily tradable on an established securities market in the United States, including NASDAQ, or (b) such corporation is eligible for the benefits of a comprehensive income tax treaty with the U.S. that includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. For this purpose, the Canada-United States Tax Convention (1980) (the “Convention”) is a comprehensive income tax treaty, and the common shares are traded on NASDAQ. Accordingly, dividends paid by the Corporation should be treated as qualified dividend income, and should be eligible for the reduced 15 percent U.S. federal income tax rate; provided, however, that a U.S. Holder will be eligible for this reduced rate only if it has held the common shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. A U.S. Holder will not be able to claim the reduced rate if the Corporation is treated as a PFIC for the taxable year in which the dividend is paid or the preceding year. See “Passive Foreign Investment Company Considerations” below.

Under current law, payments of dividends by the Corporation to non-Canadian investors are generally subject to a 25 percent Canadian withholding tax. The rate of withholding tax applicable to U.S. Holders that are eligible for benefits under the Convention is reduced to a maximum of 15 percent. For U.S. federal income tax purposes, U.S. Holders will be treated as having received the amount of Canadian taxes withheld by the Corporation, and as then having paid over the withheld taxes to the Canadian taxing authorities. As a result of this rule, the amount of dividend income included in gross income for U.S. federal income tax purposes by a U.S. Holder with respect to a payment of dividends may be greater than the amount of cash actually received (or receivable) by the U.S. Holder from the Corporation with respect to the payment.

A U.S. Holder will generally be entitled, subject to certain limitations, to a credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for Canadian income taxes withheld by the Corporation. For purposes of the foreign tax credit limitation, dividends paid by the Corporation generally will constitute foreign source income in the “passive category income” basket.

Prospective purchasers should consult their tax advisors concerning the foreign tax credit implications of the payment of Canadian taxes.

Dividends paid in a currency other than the U.S. dollar will be included in the gross income of the U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date the U.S. Holder receives the dividend, regardless of whether such currency is actually converted into U.S. dollars. Gain or loss, if any, realized on a sale or other disposition of the foreign currency will be ordinary income or loss, and will be U.S. source income or loss for U.S. foreign tax credit purposes.

Sale or Other Taxable Disposition

Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of common shares, a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount realized on the sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in the common shares.

This capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the common shares exceeds one year. Long-term capital gains of non-corporate U.S. Holders are currently eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss will generally be U.S. source for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Considerations

A foreign corporation will be classified as a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look-through rules,” either (i) at least 75 percent of its gross income is “passive income” or (ii) at least 50 percent of the average value of its assets is attributable to assets which produce passive income or are held for the production of passive income. In the case of a publicly traded foreign corporation, the average value of its assets is the average of the fair market values of the foreign corporation’s assets determined as of the end of each quarter of the foreign corporation’s taxable year. The Corporation believes that it was not a PFIC for the 2008 taxable year. However, since the fair market value of the Corporation’s assets may be determined in large part by the market price of the common shares, which is likely to fluctuate, and the composition of the Corporation’s income and assets will be affected by how, and how quickly, the Corporation spends any cash that is raised in any financing transaction, no assurance can be provided that the Corporation would not be classified as a PFIC for the 2009 taxable year and for any future taxable year.

If the Corporation is classified as a PFIC for any taxable year during which a U.S. Holder owns common shares, and the U.S. Holder has not made a mark-to-market or qualified electing fund (“QEF”) election (each as described below), the U.S. Holder will generally be subject to adverse rules (regardless of whether the Corporation continues to be classified as a PFIC) with respect to (i) any “excess distributions” (generally, any distributions received by the U.S. Holder on the common shares in a taxable year that are greater than 125 percent of the average annual distributions received by the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the common shares) and (ii) any gain realized on the sale or other disposition of common shares.

Under these adverse rules (a) the excess distribution or gain will be allocated rateably over the U.S. Holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which the corporation is classified as a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years during which the corporation was classified as a PFIC will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year and an interest charge will be imposed with respect to the resulting tax attributable to each such other taxable year.

If the Corporation is classified as a PFIC, a U.S. Holder of common shares will generally be subject to similar adverse rules with respect to distributions to the Corporation by, and dispositions by the Corporation of the stock of, any direct or indirect subsidiaries of the Corporation that are also PFICs. If the Corporation ceases to be classified as a PFIC, a U.S. Holder may make an election (a “deemed sale election”) to be treated for U.S. federal income tax purposes as having sold its common shares on the last day of the last taxable year of the Corporation during which it was a PFIC. A U.S. Holder that makes a deemed sale election will cease to be treated as owning stock in a PFIC. However, gain recognized by a U.S. Holder as a result of making the deemed sale election will be subject to the adverse rules described above.

U.S. Holders can avoid the interest charge described above by making a mark-to-market election with respect to the common shares, provided that the common shares are “marketable.” Common shares will be marketable if they are regularly traded on a qualified exchange or other market. For this purpose, the common shares generally will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. The common shares are currently listed and regularly traded on NASDAQ, which constitutes a qualified exchange.

A U.S. Holder that makes a mark-to-market election must include in gross income, as ordinary income, for each taxable year an amount equal to the excess, if any, of the fair market value of the common shares at the close of the taxable year over the U.S. Holder’s adjusted tax basis in the common shares. An electing holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder’s adjusted tax basis in the common shares over the fair market value of the common shares at the close of the taxable year, but this deduction is allowable only to the extent of any net mark-to-market gains for prior taxable years. A U.S. Holder that makes a mark-to-market election generally will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in gross income or allowed as a deduction because of such mark-to-market election. Gains from an actual sale or other disposition of the common shares will be treated as ordinary income, and any losses incurred on a sale or other disposition of the common shares will be treated as an ordinary loss to the extent of any net mark-to-market gains for prior taxable years.

The mark-to-market election will be effective for the taxable year for which the election is made and all subsequent taxable years. The election cannot be revoked without the consent of the IRS unless the common shares cease to be marketable. If the Corporation is classified as a PFIC for any taxable year in which the U.S. Holder owns the common shares but before a mark-to-market election is made, the interest charge rules described above will apply to any mark-to-market gain recognized in the year the election is made. A mark-to-market election is not permitted for the shares of any subsidiary of the Corporation that is also classified as a PFIC.

In some cases, a shareholder of a PFIC can avoid the interest charge and the other adverse PFIC consequences described above by making a QEF election to be taxed currently on its share of the PFIC’s undistributed income. The Corporation does not, however, expect to provide to U.S. Holders the information regarding this income that would be necessary in order for a U.S. Holder to make a QEF election with respect to its common shares.

Prospective purchasers should consult their tax advisors regarding the potential application of the PFIC regime.

Taxation of U.S. Holders of Warrants

Receipt of Warrants

A U.S. Holder is not required to include any amount in income for U.S. federal income tax purposes as a result of the receipt of the warrants. The basis in the U.S. Holder’s shares with respect to which warrants were received must be allocated between the common shares and warrants received in proportion to their fair market values determined on the date of receipt.

Sale or Other Disposition of Warrants

Upon a sale or other disposition of Warrants, a U.S. Holder will generally recognise capital gain or loss equal to the difference, if any, between the U.S. dollar value of the amount realised (as determined on the date of the sale or other disposition) and the U.S. Holder’s adjusted tax basis in the Warrants. Any gain or loss will be U.S. source, and will be long-term capital gain or loss if the U.S. Holder’s holding period in the Warrants exceeds one year. The deduction of capital losses is subject to limitations under the Code.

Exercise and Expiration of Warrants

A U.S. Holder generally should not recognize any income, gain or loss on the exercise of a warrant, except with respect to any cash received in lieu of a fractional common share. When a warrant is exercised, the U.S. Holder’s cost of the common share acquired thereby will be equal to the U.S. Holder’s adjusted cost basis of the warrant plus the exercise price paid for the common share, less the portion of such basis allocable to the fractional share (if any). In the event a warrant is cash-settled upon exercise, a U.S. Holder generally will recognize gain or loss equal to the difference between the cash received upon exercise and the U.S. Holder’s adjusted tax basis in the warrant. This capital gain or loss will be long-term or short-term capital gain or loss depending upon the length of time the U.S. Holder held the warrant. The expiration of an unexercised warrant will generally give rise to a capital loss equal to the adjusted cost basis to the U.S. Holder of the expired warrant. The holding period of the common share acquired through the exercise of a warrant would begin on the date of exercise of the warrant.

If the terms of a warrant provide for any adjustment to the number of shares for which the warrant may be exercised or to the exercise price of the warrant, such adjustment may, under certain circumstances, result in constructive distributions that could be taxable to the holder of the warrants. U.S. Holders should consult their own tax advisors with respect to the tax consequences of any exercise adjustment.

Passive Foreign Investment Company Considerations

If the Corporation is classified as a PFIC for any taxable year during which a U.S. Holder owns warrants, the U.S. Holder will generally be subject to adverse rules (regardless of whether the Corporation continues to be classified as a PFIC) with respect to any gain realized on the sale or other disposition of warrants. For a description of these adverse rules, including loss of favorable capital gains rates and the imposition of an interest charge, see above “Taxation of U.S. Holders of Common Shares — Passive Foreign Investment Company Considerations.”

If the Corporation ceases to be classified as a PFIC, a U.S. Holder may make a deemed sale election with respect to the warrants. A U.S. Holder that makes a deemed sale election will cease to be treated as owning stock in a PFIC. However, gain recognized by a U.S. Holder as a result of making the deemed sale election will be subject to the adverse rules described above.

The mark-to-market election and the QEF election under the PFIC rules may not be made with respect to the warrants.

Prospective purchasers should consult their tax advisors regarding the potential application of the PFIC regime.

Information Reporting and Backup Withholding

The proceeds of a sale or other disposition of common shares or warrants, as well as dividends paid with respect to common shares by a U.S. payor, generally will be reported to the IRS and to the U.S. Holder as required under applicable regulations. Backup withholding tax (currently imposed at a rate of 28 percent) may apply to these payments if the U.S. Holder fails to timely provide an accurate taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Certain U.S. Holders (including, among others, corporations) are not subject to the information reporting or backup withholding tax requirements described herein. U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding tax and the procedure for obtaining an exemption.

Backup withholding tax is not an additional tax. U.S. Holders generally will be allowed a refund or credit against their U.S. federal income tax liability for amounts withheld, provided the required information is timely furnished to the IRS.

Canadian Federal Income Tax Considerations for United States Residents

The following is a summary of the principal Canadian federal income tax considerations generally applicable to the holding and disposition of our units acquired pursuant to this prospectus supplement by a holder who, at all relevant times, (a) for the purposes of the Income Tax Act (Canada) (the “Tax Act”), (i) is not resident, or deemed to be resident, in Canada, (ii) deals at arm’s length with us, and is not affiliated with us, (iii) holds our units as capital property, (iv) does not use or hold the units in the course of carrying on, or otherwise in connection with, a business or a part of a business carried on or deemed to be carried on in Canada and (v) is not a “registered non-resident insurer” or “authorized foreign bank” within the meaning of the Act, and (b) for the purposes of the Convention, is a resident of the United States, has never been a resident of Canada, does not have and has not had, at any time, a permanent establishment or fixed base in Canada, and who otherwise qualifies for the full benefits of the Convention. Our units will generally be considered to be capital property to a holder unless such units are held in the course of carrying on a business of buying or selling securities, or in an adventure or concern in the nature of trade. Our units will generally not be capital property to holders that are “financial institutions” (as defined in the Tax Act). Holders who meet all the criteria in clauses (a) and (b) are referred to herein as a “U.S. Shareholder” or “U.S. Shareholders”. This summary does not deal with special situations, such as the particular circumstances of traders or dealers, United States limited liability companies (which may be considered not to be a resident of the United States for the purposes of the Convention), tax exempt entities, insurers or financial institutions. Such holders and other holders who do not meet the criteria in clauses (a) and (b) should consult their own tax advisers.

This summary is based upon the current provisions of the Tax Act, the regulations thereunder in force at the date hereof (“Regulations”), all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, the current provisions of the Convention and our understanding of the administrative practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary does not otherwise take into account or anticipate any changes in law or administrative practices, whether by legislative, governmental or judicial decision or action, nor does it take into account tax laws of any province or territory of Canada or of any other jurisdiction outside Canada.

For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of our units must be converted into Canadian dollars based on the relevant exchange rate applicable thereto. The amount of any capital gain or any capital loss to a U.S. shareholder with respect to the units may be affected by fluctuations in Canadian dollar exchange rates. This description of foreign exchange consequences does not apply to a U.S. Shareholder which is a corporation that has elected in prescribed form and manner and has otherwise met the requirement to use functional currency tax reporting as set out in the Tax Act and such U.S. Shareholders are advised to consult their own tax advisors in this regard.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Shareholder and no representation with respect to the federal income tax consequences to any particular U.S. Shareholder or prospective U.S. Shareholder is made. The tax consequences to a U.S. Shareholder will depend on the holder’s particular circumstances. Accordingly, U.S. Shareholders should consult with their own tax advisers for advice with respect to their own particular circumstances.

In determining the cost basis to a U.S. Shareholder of our common shares and warrants, such U.S. Shareholder will be required to allocate the price paid for our units between the common shares and warrants in accordance with the relative fair market value of the common shares and warrants on the date of purchase. We are of the view that the fair market value of the warrants is minimal. However, the Canada Revenue Agency is not bound by our determination on this matter. The cost for Canadian tax purposes to a U.S. Shareholder of a common share (and a warrant) must be averaged with the adjusted cost base of all other common shares (and warrants) held by a U.S. Shareholder as capital property for purposes of calculating the adjusted cost base of such common shares (and warrants) at the time of disposition.

Dividends

Amounts paid or credited or deemed to be paid or credited as, on account or in lieu of payment, or in satisfaction of, dividends on our common shares to a U.S. Shareholder will be subject to Canadian withholding tax. Under the Convention, the rate of Canadian withholding tax on dividends paid or credited by us to a U.S. Shareholder that beneficially owns such dividends is generally 15% unless the beneficial owner is a company, which owns at least 10% of our voting stock at that time, in which case the rate of Canadian withholding tax is reduced to 5%.

Dispositions

A U.S. Shareholder will generally not be subject to tax under the Tax Act on any capital gain realized on a disposition of our common shares or warrants, unless the common shares or warrants, as the case may be, constitute “taxable Canadian property” to the U.S. Shareholder at the time of disposition and the U.S. Shareholder is not entitled to relief under the Convention. Generally, our common shares and warrants (unless the U.S. Shareholder receives property other than our common shares on exercise of the warrants) will not constitute taxable Canadian property to a U.S. Shareholder provided our common shares are listed on a designated stock exchange (which includes the TSX and NASDAQ) at the time of the disposition and, at no time during the 60-month period immediately preceding the disposition, has the U.S. Shareholder, persons with whom the U.S. Shareholder does not deal at arm’s length, or the U.S. Shareholder together with such persons, owned 25% or more of the issued shares of any series or class of our capital stock. If our common shares constitute taxable Canadian property to a particular U.S. Shareholder, any capital gain arising on their disposition may be exempt from Canadian tax under the Convention if, at the time of disposition, our common shares do not derive their value principally from real property situated in Canada. If our warrants constitute taxable Canadian property to a particular U.S. Shareholder, any capital gain arising on their disposition should be exempt from Canadian tax under the Convention. The consequences under the Tax Act of a disposition of the warrants may be materially different if the U.S. Shareholder is entitled to receive property other than our common shares on exercise of the warrants and U.S. Shareholders should consult their own tax advisors in such circumstances.

As long as our common shares are listed at the time of their disposition on the TSX, NASDAQ or another “recognized stock exchange” (as defined in the Tax Act), a U.S. Shareholder who disposes of our common shares or warrants (unless the U.S. Shareholder is entitled to receive property other than our common shares on exercise of the warrants) that are taxable Canadian property will not be required to satisfy the obligations imposed under Section 116 of the Tax Act. An exemption from such obligations may also be available in respect of their disposition if they are “treaty-protected property” (as defined in the Tax Act). The consequences under the Tax Act of a disposition of the warrants may be materially different if the U.S. Shareholder is entitled to receive property other than our common shares on exercise of the warrants and U.S. Shareholders should consult their own tax advisors in such circumstances.

Except in the event a warrant is cash settled, in whole or in part, upon exercise, or is exercised after the occurrence of a “fundamental transaction” (as such term is defined in the purchaser warrants) and the holder receives property other than our common shares, a U.S. Shareholder will not realize a gain or loss upon the exercise of a warrant. A U.S. Shareholder’s cost of any common shares acquired in connection with the exercise of warrants will be equal to the aggregate of such U.S. Shareholder’s adjusted cost base of the warrants exercised plus the exercise price paid for the common shares. The adjusted cost base of the common shares so acquired will be determined by averaging the cost of such common shares with the adjusted cost base (determined immediately before the acquisition of such common shares) of all other of our common shares held by such U.S. Shareholder at the time of acquisition.

LEGAL MATTERS

Certain legal matters related to U.S. law in connection with the securities offered hereby will be passed upon on behalf of the Corporation by Ropes & Gray LLP, and certain legal matters related to Canadian law in connection with the securities offered hereby will be passed upon on behalf of the Corporation by Ogilvy Renault LLP. The placement agent is being represented in connection with this offering by Weinstein Smith LLP in relation to certain U.S. legal matters and by McCarthy Tétrault LLP in relation to certain Canadian legal matters. At the date of this prospectus supplement, the partners and associates of Ropes & Gray LLP beneficially own, directly or indirectly, less than 1% of our outstanding securities. At the date of this prospectus supplement, the partners and associates of Ogilvy Renault LLP beneficially own, directly or indirectly, less than 1% of our outstanding securities.

AUDITORS

Our auditors are PricewaterhouseCoopers LLP, who have prepared an independent auditors’ report dated March 10, 2009 in respect of our consolidated financial statements with accompanying notes as at December 31, 2008 and 2007 and for each of the years in the three-year period ended December 31, 2008. PricewaterhouseCoopers LLP has advised that they are independent within the meaning of the Rules of Professional Conduct of the Ordre des comptables agréés du Québec. PricewaterhouseCoopers LLP is also independent with respect to the Corporation within the meaning of the Securities Act of 1933 and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

AUDITORS’ CONSENT

We have read prospectus supplement No. 2 to the short form base shelf prospectus of Æterna Zentaris Inc. dated October 19, 2009 relating to the sale and issue of units, with each unit consisting of one common share of the Corporation and one warrant to purchase 0.40 of a common share of the Corporation (collectively, the “Prospectus”). We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Prospectus of our report to the shareholders of the Corporation on the consolidated balance sheets of Æterna Zentaris Inc. as at December 31, 2008 and 2007, and the related consolidated statements of earnings (loss), comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008, the financial statement schedules and the effectiveness of internal control over financial reporting as of December 31, 2008. Our report is dated March 10, 2009.

(signed) PricewaterhouseCoopers LLP
Chartered Accountants(1)
Québec City, Quebec, Canada
October 19, 2009

(1) Chartered accountant auditor permit No. 11070.

This short form base shelf prospectus has been filed under legislation in all provinces of Canada that permits certain information about these securities to be determined after this short form base shelf prospectus has become final and that permits the omission from this short form base shelf prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

This short form base shelf prospectus constitutes a public offering of securities only in those jurisdictions where such securities may be lawfully offered for sale and therein only by persons permitted to sell such securities and it is an offence to claim otherwise. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar securities regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Æterna Zentaris Inc. either at 20 Independence Boulevard, Warren, New Jersey 07059-2731 or at 1405 du Parc-Technologique Blvd., Quebec City, Quebec, Canada G1P 4P5, Tel. (418) 652-8525, and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Corporate Secretary of Æterna Zentaris at either of the above-mentioned addresses and telephone number and is also available electronically at www.sedar.com.

New Issue	Dated September 27, 2007
SHORT FORM BASE SHELF PROSPECTUS

U.S.$90,000,000

Common Shares
Warrants to Purchase Common Shares

We may from time to time during the 25-month period that this short form base shelf prospectus (the “Prospectus”), including any amendments, remains valid, offer, sell, and issue under this Prospectus up to U.S.$90,000,000 aggregate initial offering price of our common shares (the “Common Shares”) and/or warrants to purchase Common Shares (the “Warrants”, and, together with the Common Shares, the “Securities”). We may offer Securities from time to time in one or more transactions in such amounts and, in the case of the Warrants, with such terms, as we may determine in light of prevailing market conditions at the time of sale. We may sell and issue the Warrants under this Prospectus in one or more series.

The specific variable terms of any offering of Securities will be set out in the applicable supplement to this Prospectus (each, a “Prospectus Supplement”), including, where applicable: (i) in the case of the Common Shares, the number of Common Shares offered, the currency in which the Common Shares will be issued and any other specific terms; and (ii) in the case of the Warrants, the designation, the number of Warrants offered, the currency in which the Warrants will be issued, the number of Common Shares that may be acquired upon exercise of the Warrants, the exercise price, dates and periods of exercise, adjustment procedures and any other specific terms applicable thereto.

A Prospectus Supplement may include specific terms pertaining to the Securities that are not within the alternatives and parameters described in this Prospectus. All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

We are a foreign private issuer under United States (“U.S.”) securities laws and are permitted, under a multi-jurisdictional disclosure system (“MJDS”) adopted by the U.S., to prepare this Prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the U.S. We have prepared our financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”), and they are subject to Canadian auditing and auditor independence standards. Thus, they may not be comparable to the financial statements of U.S. companies. Information regarding the impact upon our financial statements of significant differences between Canadian and U.S. GAAP is contained in the supplemental notes entitled “Summary of differences between generally accepted accounting principles in Canada and in the United States” included in our Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (“SEC”) on March 23, 2007 and subsequently amended on September 19, 2007 (available electronically at www.sec.gov) and incorporated by reference into this Prospectus. See “Reconciliation to U.S. GAAP”.

Owning the Securities may subject you to tax consequences both in the U.S. and Canada. This Prospectus and any applicable Prospectus Supplement may not describe these tax consequences fully. You should read the tax discussion in this Prospectus and any applicable Prospectus Supplement.

Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are incorporated under the laws of Canada, many of our officers and directors and all of the experts named in this Prospectus are residents of Canada or elsewhere outside of the U.S., and a substantial portion of our assets and the assets of such persons are located outside the U.S. See “Enforceability of Civil Liabilities”.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Investing in the Securities involves risk. See “Risk Factors”.

Our outstanding Common Shares are listed for trading on the Toronto Stock Exchange (“TSX”) under the trading symbol “AEZ” and on the NASDAQ Stock Market (“NASDAQ”) under the trading symbol “AEZS”. There is currently no market through which the Warrants may be sold and purchasers may not be able to resell Warrants purchased under this Prospectus. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants, and the extent of issuer regulation. See the “Risk Factors” section of the applicable Prospectus Supplement.

We may sell Securities to or through underwriters or dealers or directly to investors or through agents. The Prospectus Supplement relating to a particular offering of Securities will identify each person who may be deemed to be an underwriter with respect to such offering and will set forth the terms of the offering of such Securities, including, to the extent applicable, the offering price, the proceeds that we will receive, the underwriting discounts or commissions and any other discounts or concessions to be allowed or reallowed to dealers. The managing underwriter or underwriters with respect to Securities sold to or through underwriters will be named in the related Prospectus Supplement. See “Plan of Distribution”.

You should rely only on the information contained in this Prospectus. We have not authorized anyone to provide you with information different from that contained in this Prospectus. The information contained in this Prospectus is accurate only as of the date of this Prospectus, regardless of the time of delivery of this Prospectus or of any sale of our Securities.

Our registered office is located at 1405 du Parc-Technologique Blvd., Quebec City, Quebec, Canada G1P 4P5.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents have been filed with the various securities commissions or similar securities regulatory authorities in Canada and are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	our Annual Information Form dated March 23, 2007 for the financial year ended December 31, 2006 (which was included as Exhibit 99.1 to our Annual Report on Form 40-F filed with the SEC on March 23, 2007 and subsequently amended on September 19, 2007);

(b)	our audited consolidated balance sheets as at December 31, 2006 and 2005 and our audited consolidated statements of operations, deficit, other capital and cash flows for each of the years in the three-year period ended December 31, 2006, together with the report thereon dated March 2, 2007, except as to Note 24(g) and (h), which is as of September 17, 2007 of our independent auditors PricewaterhouseCoopers LLP as filed with the Canadian securities regulatory authorities on September 19, 2007 (which was included as Exhibit 99.2 to our Annual Report on Form 40-F filed with the SEC on March 23, 2007 and subsequently amended on September 19, 2007);

(c)	our Management’s Discussion and Analysis for the year ended December 31, 2006, dated March 2, 2007 as filed with the Canadian securities regulatory authorities on September 19, 2007 (which was included as Exhibit 99.4 to our Annual Report on Form 40-F filed with the SEC on March 23, 2007 and subsequently amended on September 19, 2007);

(d)	the Management Information Circular dated March 9, 2007 in connection with our annual meeting of shareholders held on May 2, 2007 (which was included as Exhibit 99.5 to our Annual Report on Form 40-F filed with the SEC on March 23, 2007 and subsequently amended on September 19, 2007);

(e)	our unaudited interim consolidated financial statements for the six-month period ended June 30, 2007 (which was furnished to the SEC on Form 6-K on August 16, 2007);

(f)	our Management’s Discussion and Analysis of Financial Conditions and Results of Operations for the six-month period ended June 30, 2007 (which was furnished to the SEC on Form 6-K on August 16, 2007);

(g)	the Material Change Report dated January 8, 2007 announcing that we had effected the distribution in kind to our shareholders of 11,052,996 Subordinate Voting Shares in the capital of Atrium Biotechnologies Inc.

(which has been since renamed Atrium Innovations Inc. (“Atrium”)) (which was furnished to the SEC on Form 6-K on January 24, 2007);

(h)	the Material Change Report dated February 13, 2007 announcing the restatement of our unaudited interim consolidated financial statements for the third quarter and nine-month period ended September 30, 2006 (which was included as Exhibit 1 to a Form 6-K furnished to the SEC on February 14, 2007);

(i)	the Material Change Report dated March 27, 2007 announcing the appointment of David J. Mazzo, Ph.D. as our President and Chief Executive Officer (“CEO”) (which was furnished to the SEC on Form 6-K on March 28, 2007); and

(j)	to the extent permitted by applicable securities law, any other documents which we elect to incorporate by reference into this Prospectus.

Any documents of the type referred to in the preceding paragraph, or similar material, including any annual information form, annual and interim financial statements and related management’s discussion and analysis, material change report (excluding any confidential material change report, if any), business acquisition report and information circular of Æterna Zentaris filed with the various securities commissions or similar securities regulatory authorities in Canada after the date of this Prospectus and prior to the completion or withdrawal of any offering hereunder shall be deemed to be incorporated by reference into this Prospectus.

Information has been incorporated by reference into this Prospectus from documents filed with securities commissions or similar securities regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Æterna Zentaris either at 20 Independence Boulevard, Warren, New Jersey 07059-2731 or at 1405 du Parc-Technologique Blvd., Quebec City, Quebec, Canada G1P 4P5, Tel. (418) 652-8525, or through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) which can be accessed at www.sedar.com. For the purpose of the Province of Québec, this Prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from our Corporate Secretary at either of the above-mentioned addresses and telephone number.

In addition to our continuous disclosure obligations under the securities laws of the provinces of Canada, we are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith we file with or furnish to the SEC reports and other information. Under the MJDS adopted by the U.S., documents and other information that we file with or furnish to the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the U.S. You may read and copy any document that we have filed with the SEC at the SEC’s public reference room at Room 1580, 100 F Street N.E., Washington, D.C., 20549. You may also obtain copies of the same documents from the public reference room of the SEC by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. The SEC’s EDGAR Internet site also contains reports and other information about us and any public documents that we file electronically with the SEC. The EDGAR site can be accessed at www.sec.gov.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

Upon a new annual information form and the related annual audited consolidated financial statements together with the auditors’ report thereon and management’s discussion and analysis related thereto being filed by us with the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual audited consolidated financial statements and all interim financial statements, annual and quarterly management’s discussion and analyses, material change reports and business acquisition reports filed by us prior to the commencement of our financial year in which the new annual information form was filed, no longer shall be deemed to be incorporated by reference into this Prospectus for the purpose of future offers and sales of Securities hereunder.

We have filed with the SEC a registration statement on Form F-10 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

One or more Prospectus Supplements containing the specific variable terms of an offering of Securities and other information in relation to such Securities will be delivered to purchasers of such Securities together with this Prospectus and shall be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement solely for the purposes of the offering of the Securities covered by any such Prospectus Supplement.

A Prospectus Supplement containing any additional or updated information that we elect to include therein will be delivered with this Prospectus to purchasers of Securities who purchase such Securities after the filing of this Prospectus and shall be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement.

In this Prospectus and in any Prospectus Supplement, unless otherwise indicated, references to “we”, “us”, “our”, “Æterna Zentaris” or the “Company” are to Æterna Zentaris Inc., a Canadian corporation, and its wholly-owned subsidiaries, including Æterna Zentaris GmbH, Æterna Zentaris, Inc. and Echelon Biosciences, Inc. Unless otherwise indicated, all financial information included in and incorporated by reference into this Prospectus and any Prospectus Supplement is determined using Canadian GAAP.

CURRENCY AND EXCHANGE RATES

All references to “dollars”, “U.S.$” or “$” are to U.S. dollars and all references to “Cdn$” are to Canadian dollars. The following table sets out the high and low exchange rates for one U.S. dollar expressed in Canadian dollars, for the period indicated and, the average of such exchange rates, and the exchange rate at the end of such period, in each case, based upon the noon rates as quoted by the Bank of Canada:

	Six Months Ended	Year ended December 31,
	June 30, 2007	2006	2005	2004

High	1.1853	1.1726	1.2704	1.3968
Low	1.0580	1.0990	1.1507	1.1774
Rate at end of period	1.0634	1.1653	1.1659	1.2036
Average rate per period	1.1348	1.1340	1.2116	1.3015

On September 26, 2007, the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the noon rate of the Bank of Canada was Cdn$1.0048.

FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated herein by reference contain forward-looking statements concerning the business, operations, financial performance and condition of Æterna Zentaris. When used in this Prospectus, words such as may, will, should, could, expects, plans, seeks, anticipates, intends, believes, estimates, predicts, potential or continue or the negative of these terms and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond our control. Such risks include but are not limited to:

•	the fact that investments in biopharmaceutical companies are generally considered to be speculative;

•	we may never achieve or maintain operating profitability;

•	we may never receive the required regulatory approvals to market certain of our product candidates;

•	our clinical trials may not yield results which will enable us to obtain regulatory approval for our products;

•	our trials could be delayed or otherwise adversely affected by difficulties enrolling patients in our clinical trials;

•	possible setbacks in any phase of the clinical development of our product candidates;

•	the impact of the strict and ongoing government regulation to which our product candidates are subject and future changes in such regulatory environment;

•	we may not be able to generate significant revenues if our products do not gain market acceptance;

•	failure to achieve our projected development goals in the time-frames we announce and expect;

•	the impact of any failure on our part to obtain acceptable prices or adequate reimbursement for our products on our ability to generate revenues;

•	competition in our targeted markets;

•	we may not obtain adequate protection for our products through our intellectual property;

•	we may infringe the intellectual property rights of others;

•	we may incur liabilities from our involvement in any patent litigation;

•	we may not obtain trademark registrations in connection with our product candidates;

•	we may require significant additional financing, and we may not have access to sufficient capital;

•	we may not be able to make adequate arrangements with third parties for the purpose of commercializing our product candidates;

•	the fact that our arrangements with strategic partners may not provide us with the benefits we expect and may expose us to a number of risks;

•	the failure to perform satisfactorily by third parties on which we rely to conduct, supervise and monitor our clinical trials;

•	our ability to retain or attract key personnel;

•	risks related to product liability claims;

•	the impact of legislative actions, new accounting pronouncements and higher insurance costs on our future financial position or results of operations;

•	fluctuations in currency exchange rates;

•	the impact of general economic conditions;

•	stock market volatility; and

•	fluctuations in costs and changes to the competitive environment due to consolidation.

More detailed information about these and other factors is included in this Prospectus under the section entitled “Risk Factors” as well as in other documents incorporated by reference into this Prospectus. Many of these factors are beyond our control. Future events may vary substantially from what we currently foresee. You should not place undue reliance, if any, on such forward-looking statements. Æterna Zentaris disavows and is under no obligation to update or alter such forward-looking statements whether as a result of new information, future events or otherwise, other than as required by applicable securities legislation.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation incorporated under and governed by the Canada Business Corporations Act. Many of our officers and directors, and all of the experts named in this Prospectus, are Canadian residents, and a substantial portion of our assets and the assets of such persons are located outside the U.S. As a result, it may be difficult for investors in the U.S. to effect service of process within the U.S. upon such directors, officers and representatives of experts who are not residents of the U.S. or to enforce against them judgments of a U.S. court predicated solely upon civil liability under U.S. federal securities laws or the securities laws of any state within the U.S. We have been advised by our legal counsel, Ogilvy Renault LLP, that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws would probably be enforceable in Canada if the U.S. court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Ogilvy Renault LLP, however, that there is substantial doubt as to whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

We filed with the SEC, concurrently with our registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed Æterna Zentaris, Inc., our wholly-owned subsidiary and a Delaware corporation, as our agent for service of process in the U.S. in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of Securities under this Prospectus.

OUR BUSINESS

We are a global biopharmaceutical company focused on endocrine therapy and oncology with expertise in drug discovery, development and commercialization, primarily targeting the North American and European markets.

Our Company was incorporated on September 12, 1990 under the laws of Canada. Our registered office is located at 1405 du Parc-Technologique Blvd., Quebec City, Quebec, Canada G1P 4P5, our telephone number is (418) 652-8525 and our website is www.aeternazentaris.com. None of the documents or information found on our website shall be deemed to be included in or incorporated into this Prospectus, unless such document is specifically incorporated herein by reference and enumerated as such under “Documents Incorporated by Reference”.

We recently opened an office in the U.S., located at 20 Independence Boulevard, Warren, New Jersey 07059-2731. We have three wholly-owned subsidiaries, Æterna Zentaris GmbH (“AEZS Germany”), based in Frankfurt, Germany, Æterna Zentaris, Inc., based in Warren, New Jersey in the U.S., and Echelon Biosciences, Inc. (“Echelon”) based in Salt Lake City, Utah in the U.S.

During the last three years, we have advanced our product development pipeline with a focus on our lead product candidates, cetrorelix, ozarelix and perifosine, as well as our targeted earlier-stage programs, as depicted in the chart below:

Our Common Shares are listed for trading on the TSX under the trading symbol “AEZ” and on the NASDAQ under the trading symbol “AEZS”.

Recent Developments

Spin-off of Atrium

During 2006, we made the decision to spin off our subsidiary, Atrium, which specializes in Active Ingredients & Specialty Chemicals, and Health & Nutrition. This spin-off was completed in two steps. First, in October 2006, we sold a partial interest in Atrium (approximately 3.5 million shares) by way of a secondary offering. We subsequently distributed our remaining interest in Atrium (approximately 11 million shares) to our shareholders by way of return of capital on January 2, 2007. Therefore, in the first quarter of 2007, our long-term investment in Atrium was removed from our consolidated balance sheet.

From the formation of Atrium as our subsidiary in 1999 until the distribution of our remaining interest in Atrium on January 2, 2007, Atrium did not declare or pay any dividends to its shareholders. As a result of the disposition of our entire interest in Atrium, we will not have access to liquidity or cash flows generated by Atrium in 2007 and in ensuing years. In addition, our results in 2007 are impacted by the disposition since Atrium’s net earnings are no longer included in our consolidated statement of operations. The net earnings previously generated by Atrium are presented as “Net earnings from discontinued operations” for the comparative years 2006 and 2005 in our consolidated financial statements.

Appointment of Key Executives and Changes to our Board of Directors

On March 27, 2007, we announced the appointment of David J. Mazzo, Ph.D. as our new President and CEO. Prior to joining Æterna Zentaris, Dr. Mazzo spent more than 20 years in the pharmaceutical industry, and he previously served as President and CEO of Chugai Pharma USA from April 2003 until March 2007. He also held positions of increasing responsibility with Merck, Baxter, Rhône-Poulenc Rorer, Hoechst Marion Roussel and Schering-Plough. Dr. Mazzo holds a B.A. in Honors (Interdisciplinary Humanities) and a B.S. in Chemistry from Villanova University, as well as an M.S. in Chemistry and a Ph.D. in Analytical Chemistry from the University of Massachusetts (Amherst). He further complemented his American education as a Research Fellow at the Ecole Polytechnique Fédérale de Lausanne, Switzerland.

Shortly after the appointment of Dr. Mazzo, we established an office in Warren, New Jersey in the U.S.

On May 7, 2007, we announced the filling of two key management positions with the appointment of Ellen McDonald, M.B.A., as Senior Vice President, Business Operations and Chief Business Officer, and Nicholas J. Pelliccione, Ph.D., as Senior Vice President, Regulatory Affairs and Quality Assurance.

On August 14, 2007, we announced the appointments of Jürgen Ernst as Chairman of our Board of Directors and David J. Mazzo, Ph.D., our President and CEO, to our Board of Directors. Mr. Ernst had served as our Vice Chairman since November 2005 and has 35 years of pharmaceutical industry experience, specifically corporate development and pharmaceutical product marketing expertise. He succeeds our founder, Eric Dupont, Ph.D., who served as our Executive Chairman since January 2003 and who stepped down from the Board of Directors on the same day.

On August 16, 2007, we completed the formation of our new management team with the announcement of Paul Blake, M.D. as Senior Vice President and Chief Medical Officer.

Our executive management team is now comprised of the following members:

•	David J. Mazzo, Ph.D., President and CEO;

•	Paul Blake, M.D., Senior Vice President and Chief Medical Officer;

•	Jürgen Engel, Ph.D., Executive Vice President and Chief Scientific Officer;

•	Ellen McDonald, M.B.A., Senior Vice President, Business Operations and Chief Business Officer;

•	Mario Paradis, C.A., Senior Vice President, Administrative and Legal Affairs, and Corporate Secretary;

•	Nicholas J. Pelliccione, Ph.D., Senior Vice President, Regulatory Affairs and Quality Assurance; and

•	Dennis Turpin, C.A., Senior Vice President and Chief Financial Officer.

Pipeline Developments

•	Cetrorelix: Patient dosing commenced with our flagship product candidate, cetrorelix, our lead luteinizing hormone-releasing hormone (“LHRH”) antagonist compound, in the first of three expected clinical trials of an extensive Phase 3 program in benign prostatic hyperplasia (“BPH”) that will enroll a total of approximately 1,500 patients. This first trial is expected to enroll approximately 600 patients and will primarily be conducted in the U.S. and Canada. Our partner Shionogi & Co (“Shionogi”) is currently conducting a 300-patient Phase 2b trial with cetrorelix for the treatment of BPH in Japan.

Additionally, we announced the termination of the License and Cooperation Agreement for cetrorelix for all remaining indications, including endometriosis, with Solvay Pharmaceuticals (“Solvay”). We regained exclusive worldwide ex-Japan rights for cetrorelix in all indications, without any financial compensation payable to Solvay. Cetrorelix was not a priority for Solvay as it shifted its focus to newly defined therapeutic areas as a result of the acquisition of Fournier Pharma, which was announced in March 2005. We now have full rights ex-Japan to cetrorelix and are in the process of conducting an updated, comprehensive strategic analysis to determine how best to proceed with the development for the endometriosis indication. We anticipate announcing the outcome of this strategic analysis in the fall of 2007.

•	Ozarelix: Our partner, Spectrum Pharmaceuticals (“Spectrum”), presented an abstract outlining detailed Phase 2 BPH results for ozarelix, our fourth-generation LHRH/GnRH antagonist. Results indicated that ozarelix was well tolerated and demonstrated statistically significant as well as clinically meaningful efficacy in the treatment of lower urinary tract symptoms (“LUTS”) secondary to BPH. Results also showed no statistically significant impact on quality of life or erectile function. The abstract was presented at the American Urological Association (AUA) Annual Meeting in May 2007. In January 2007, a Phase 2b study in the BPH indication was initiated in the U.S. and Canada by our partner, Spectrum. Furthermore, Spectrum completed enrollment for this Phase 2b trial in BPH in June 2007.

•	Perifosine: At the American Society of Clinical Oncology’s (ASCO) Annual Meeting, our partner, Keryx Biopharmaceuticals (“Keryx”) presented a poster outlining Phase 1 and Phase 2 results for perifosine, our oral anti-cancer signal transduction inhibitor compound, for the treatment of patients with advanced sarcoma. Results of the Phase 1 and Phase 2 studies of perifosine showed an overall clinical benefit rate (CBR) of 52%, which compares favorably with the activity of mTOR inhibitors. Our partner Keryx is conducting multiple Phase 1 and 2 clinical trials in monotherapy as well as in combination with chemotherapy and biologics for multiple cancers.

•	AEZS-108: Detailed, Phase 1 results for our targeted cytotoxic LHRH analog, AEZS-108, were reported in female patients with cancers expressing LHRH at the ASCO Annual Meeting. Evidence of anti-tumor activity was found at 160 mg/m2 or 267 mg/m2 doses of AEZS-108, where 7 of 13 patients showed signs of tumor response, including 3 patients with complete or partial responses.

•	AEZS-112: This is a novel small molecule, anti-cancer drug in development involving two mechanisms of action: tubulin and topoisomerase II inhibition. On January 8, 2007, we announced the initiation of a Phase 1 trial for AEZS-112 in patients with solid tumors and lymphoma.

Our Business Strategy

Our strategy is to aggressively advance our product development pipeline with a focus on our lead product candidates and value drivers: cetrorelix, ozarelix and perifosine, as well as our targeted earlier-stage programs that we believe to have high potential. With the collective experience of our new management team in place and our expertise in drug discovery, pharmaceutical development and commercialization, we believe we are well positioned to execute our strategy. Furthermore, as a priority, we believe in the potential of our LHRH antagonist platform and our signal transduction inhibitor therapeutic approach.

Our foremost priority and lead product candidate is cetrorelix in the BPH indication. Based on various third-party sources, the prevalence of BPH in 2007 in the U.S. is estimated to be 21.5 million individuals as defined by International Prostate Symptom Score (IPSS) >7. Additionally, it is estimated that approximately 6 million men will be treated in the U.S. for LUTS associated with BPH. The prevalence of BPH in the U.S. is expected to increase to 26.8 million in 2020, and the LUTS treated population to approximately 7.5 million men. We intend to continue to aggressively advance cetrorelix Phase 3 program with the objective of filing a New Drug Application (NDA). We also have the intent to file in Europe a Marketing Authorization Application (MAA).

In addition, we intend to further advance ozarelix in the BPH indication with the collaboration of our partner Spectrum. Spectrum announced earlier this year that it is their intention, dependent upon successful discussions with the United States Food and Drug Administration (“FDA”), to initiate a Phase 3 development program in BPH by the end of 2007 or in early 2008.

With respect to perifosine, we, along with our partner, Keryx, intend to continue development in multiple Phase 1 and 2 trials in oncology. Our goal is to initiate one Phase 3 trial by the end of 2007 or early 2008 in collaboration with Keryx, depending on the positive outcome of selected Phase 2 trials ongoing and successful discussions with the FDA.

We intend to further advance our earlier-stage product candidates with what we believe to be high potential during the year, including AEZS-108 and AEZS-112. With respect to AEZS-108, we intend to initiate a Phase 2 trial in endometrial and ovarian cancers before the end of 2007. Regarding AEZS-112, we plan to announce interim Phase 1 data before the end of the year as well.

Additionally, we have a drug discovery unit which includes high throughput screening systems and a library of nearly 120,000 compounds. We also have several pre-clinical programs underway with targeted potential development candidates. Among the targets that we expect to propose for clinical development in the coming years are: Ghrelin receptor ligands, PI3K/Erk inhibitors, AEZS-115 LHRH Peptidomimetics and AEZS-127 (erucylphosphocholine).

Furthermore, we intend to continue marketing Cetrotide® (cetrorelix) in more than 80 countries, in collaboration with our partner, Merck Serono, on a world-wide ex-Japan basis, and with Shionogi in Japan.

We are currently in a phase in which our products and product candidates are being further developed or marketed jointly with strategic partners. We expect we will continue to develop strategic partnerships in the future as we move to realize our vision of becoming a fully integrated specialty biopharmaceutical company.

RISK FACTORS

The purchase of Securities offered under this Prospectus involves risks which prospective purchasers should take into consideration when making a decision to purchase such Securities. Investors should carefully consider the risks described below, together with all of the other information included in this Prospectus and the documents incorporated by reference into this Prospectus, before making an investment decision. Certain of these risk factors have been disclosed in our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the financial year ended December 31, 2006 under the heading “Risks Factors and Uncertainties”, which document is incorporated by reference into this Prospectus. This discussion of risk factors will be updated from time to time in our subsequent filings with the Canadian securities regulatory authorities, including in subsequent annual and quarterly management’s discussion and analysis and annual information forms. If any of the following risks actually occurs or materializes, our business, financial condition or results of operations could be adversely affected, even materially adversely affected. In such an event, the trading price of our Securities could decline and you may lose part or all of your investment. Any reference in this section to our “products” includes a reference to our product candidates and future products we may develop.

Risks Related to Us and Our Business

Investments in biopharmaceutical companies are generally considered to be speculative.

The prospects for companies operating in the biopharmaceutical industry may generally be considered to be uncertain, given the very nature of the industry and, accordingly, investments in biopharmaceutical companies should be considered to be speculative.

We have a history of operating losses and we may never achieve or maintain operating profitability.

Our product candidates remain at the development stage and we have incurred substantial expenses in our efforts to develop products. Consequently, we have incurred recurrent operating losses and, as of June 30, 2007, we had an accumulated deficit of approximately $20.7 million. Our operating losses have adversely impacted, and will continue to adversely impact, our working capital, total assets and shareholders’ equity. We do not expect to reach operating profitability in the immediate future, and our expenses are likely to increase as we continue to expand our research and development (“R&D”) and clinical study programs and our sales and marketing activities and seek regulatory approval for our product candidates. Even if we succeed in developing new commercial products, we expect to incur additional operating losses for at least the next several years. If we do not ultimately generate sufficient revenue from commercialized products and achieve or maintain operating profitability, an investment in our Securities could result in a significant or total loss.

We do not have the required regulatory approvals to market certain of our product candidates, and we do not know if we will ever receive such approvals.

With the exception of Cetrotide® (cetrorelix) for the treatment of infertility and Impavido® (miltefosine for the treatment of leishmaniasis), none of our product candidates has to date received regulatory approval for its intended commercial sale. We cannot market a pharmaceutical product in any jurisdiction until it has completed rigorous pre-clinical testing and clinical trials and passed such jurisdiction’s extensive regulatory approval process. In general, significant research and development and clinical studies are required to demonstrate the safety and efficacy of our product candidates before we can submit regulatory applications. Preparing, submitting and advancing applications for regulatory approval is complex, expensive and time-consuming and entails significant uncertainty. Even if a product candidate is approved by the FDA, the Canadian Therapeutic Products Directorate or any other regulatory authority, we may not obtain approval for an indication whose market is large enough to recuperate our investment in that product candidate. In addition, there can be no assurance that we will ever obtain all or any required regulatory approvals for any of our product candidates.

We are currently developing our product candidates based on R&D activities, pre-clinical testing and clinical trials conducted to date, and we may not be successful in developing or introducing to the market these or any other new products or technology. If we fail to develop and deploy new products successfully and on a timely basis, we may become non-competitive and unable to recoup the R&D and other expenses we incur to develop and test new products.

Our clinical trials may not yield results which will enable us to obtain regulatory approval for our products, and a setback in any of our clinical trials would likely cause a drop in the price of our Securities.

We will only receive regulatory approval for a product candidate if we can demonstrate in carefully designed and conducted clinical trials that the product candidate is both safe and effective. We do not know whether our pending or any future clinical trials will demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals or will result in marketable products. Unfavorable data from those studies could result in the withdrawal of marketing approval or an extension of the review period. Clinical trials are inherently lengthy, complex, expensive and uncertain processes. It typically takes many years to complete testing, and failure can occur at any stage of testing. Results attained in pre-clinical testing and early clinical studies, or trials, may not be indicative of results that are obtained in later studies.

We may suffer significant setbacks in advanced clinical trials, even after promising results in earlier studies. Based on results at any stage of clinical trials, we may decide to repeat or redesign a trial or discontinue development of one or more of our product candidates. Further, actual results may vary once the final and quality-controlled verification of data and analyses has been completed. If we fail to adequately demonstrate the safety and efficacy of our products under development, we will not be able to obtain the required regulatory approvals to commercialize our product candidates.

Clinical trials are subject to continuing oversight by governmental regulatory authorities and institutional review boards and:

•	must meet the requirements of these authorities;

•	must meet requirements for informed consent; and

•	must meet requirements for good clinical practices.

We may not be able to comply with these requirements in respect of one or more of our product candidates.

In addition, we rely on third parties, including contract research organizations (“CROs”) and outside consultants, to assist us in managing and monitoring clinical trials. Our reliance on these third parties may result in delays in completing, or in failing to complete, these trials if one or more third parties fails to perform with the speed and level of competence we expect.

A failure in the development of any one of our programs or product candidates could have a negative impact on the development of the others. Setbacks in any phase of the clinical development of our product candidates would have an adverse financial impact (including with respect to any agreements and partnerships that may exist between us and other entities), could jeopardize regulatory approval and would likely cause a drop in the price of our Securities.

If we encounter difficulties enrolling patients in our clinical trials, our trials could be delayed or otherwise adversely affected.

Clinical trials for our product candidates require that we or third parties identify and enroll a specific number of patients. We or such third parties may not be able to enroll a sufficient number of patients to complete our clinical trials in a timely manner. Patient enrollment is a function of many factors including:

•	design of the protocol;

•	the size of the patient population;

•	eligibility criteria for the study in question;

•	perceived risks and benefits of the drug under study;

•	availability of competing therapies already approved;

•	number of competing clinical trials ongoing in the same indication;

•	efforts to facilitate timely enrollment in clinical trials;

•	patient referral practices of physicians; and

•	availability of clinical trial sites.

If we or any third party have difficulty enrolling a sufficient number of patients to conduct our clinical trials as planned, we may need to delay or terminate ongoing clinical trials.

Even if we obtain regulatory approvals for our product candidates, we will be subject to stringent ongoing government regulation.

Even if regulatory authorities approve any of our product candidates, the manufacture, marketing and sale of such products will be subject to strict and ongoing regulation. Compliance with such regulation will be expensive and consume substantial financial and management resources. For example, an approval for a product may be conditioned on our conducting costly post-marketing follow-up studies. In addition, if based on these studies, a regulatory authority does not believe that the product demonstrates a benefit to patients, such authority could limit the indications for which the product may be sold or revoke the product’s regulatory approval.

We, and our contract manufacturers, will be required to comply with applicable current Good Manufacturing Practice (cGMP) regulations for the manufacture of our products. These regulations include requirements relating to quality assurance, as well as the corresponding maintenance of rigorous records and documentation. Manufacturing facilities must be approved before we can use them in the commercial manufacturing of our products and are subject to subsequent periodic inspection by regulatory authorities. In addition, material changes in the methods of manufacturing or changes in the suppliers of raw materials are subject to further regulatory review and approval.

If we, or any future marketing collaborators or contract manufacturers, fail to comply with applicable regulatory requirements, we may be subject to sanctions including fines, product recalls or seizures, injunctions, total or partial suspension of production, civil penalties, withdrawals of previously granted regulatory approvals, import or export bans or restrictions, and criminal prosecution. Any of these penalties could delay or prevent the promotion, marketing or sale of our products.

If our products do not gain market acceptance, we may be unable to generate significant revenues.

Even if our products are approved for commercialization, they may not be successful in the marketplace. Market acceptance of any of our products will depend on a number of factors including, but not limited to:

•	demonstration of clinical efficacy and safety;

•	the advantages and disadvantages of our products relative to current or alternative treatments;

•	the availability of acceptable pricing and adequate third-party reimbursement; and

•	the effectiveness of marketing and distribution methods for the products.

If our products do not gain market acceptance among physicians, patients, healthcare payers and others in the medical community which may not accept or utilize our products, our ability to generate significant revenues from our products would be limited and our financial conditions will be materially adversely affected. In addition, if we fail to further penetrate our core markets and existing geographic markets or successfully expand our business into new markets, the growth in sales of our products, along with our operating results, could be negatively impacted. Our ability to further penetrate our core markets and existing geographic markets in which we compete or to successfully expand our business into additional countries in Europe, Asia or elsewhere is subject to numerous factors, many of which are beyond our control. Our products, if successfully developed, may compete with a number of drugs and therapies currently manufactured and marketed by major pharmaceutical and other biotechnology companies. Our products may also compete with new products currently under development by others or with products which may be less expensive than our products. We cannot assure that our efforts to increase market penetration in our core markets and existing geographic markets will be successful. Our failure to do so could have an adverse effect on our operating results and would likely cause a drop in the price of our Securities.

We may not achieve our projected development goals in the time-frames we announce and expect.

We set goals and make public statements regarding timing of the accomplishment of objectives material to our success, such as the commencement, enrollment and completion of clinical trials, anticipated regulatory submission and approval dates and time of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in our clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving manufacturing or marketing arrangements sufficient to commercialize our products. There can be no assurance that our clinical trials will be completed, that we will make regulatory submissions or receive regulatory approvals as planned or that we will be able to adhere to our current schedule for the launch of any of our products. If we fail to achieve one or more of these milestones as planned, the price of the Securities would likely decline.

If we fail to obtain acceptable prices or adequate reimbursement for our products, our ability to generate revenues will be diminished.

The ability for us and/or our partners to successfully commercialize our products will depend significantly on our ability to obtain acceptable prices and the availability of reimbursement to the patient from third-party payers, such as government and private insurance plans. These third-party payers frequently require companies to provide predetermined discounts from list prices, and they are increasingly challenging the prices charged for pharmaceuticals and other medical products. Our products may not be considered cost-effective, and reimbursement to the patient may not be available or sufficient to allow us or our partners to sell our products on a competitive basis. It may not be possible to negotiate favorable reimbursement rates for our products.

In addition, the continuing efforts of third-party payers to contain or reduce the costs of healthcare through various means may limit our commercial opportunity and reduce any associated revenue and profits. We expect proposals to implement similar government control to continue. In addition, increasing emphasis on managed care will continue to put pressure on the pricing of pharmaceutical and biopharmaceutical products. Cost control initiatives could decrease the price that we or any current or potential collaborators could receive for any of our products and could adversely affect our profitability. In addition, in the U.S., in Canada and in many other countries, pricing and/or profitability of some or all prescription pharmaceuticals and biopharmaceuticals are subject to government control.

If we fail to obtain acceptable prices or an adequate level of reimbursement for our products, the sales of our products would be adversely affected or there may be no commercially viable market for our products.

Competition in our targeted markets is intense, and development by other companies could render our products or technologies non-competitive.

The biomedical field is highly competitive. New products developed by other companies in the industry could render our products or technologies non-competitive. Competitors are developing and testing products and technologies that would compete with the products that we are developing. Some of these products may be more effective or have an entirely different approach or means of accomplishing the desired effect than our products. We expect competition from biopharmaceutical and pharmaceutical companies and academic research institutions to increase over time. Many of our competitors and potential competitors have substantially greater product development capabilities and financial, scientific, marketing and human resources than we do. Our competitors may succeed in developing products earlier and in obtaining regulatory approvals and patent protection for such products more rapidly than we can or at a lower price.

We may not obtain adequate protection for our products through our intellectual property.

We rely heavily on our proprietary information in developing and manufacturing our product candidates. Our success depends, in large part, on our ability to protect our competitive position through patents, trade secrets, trademarks and other intellectual property rights. The patent positions of pharmaceutical and biopharmaceutical firms, including Æterna Zentaris, are uncertain and involve complex questions of law and fact for which important legal issues remain unresolved. The patents issued or to be issued to us may not provide us with any competitive advantage. Our patents may be challenged by third parties in patent litigation, which is becoming widespread in the biopharmaceutical industry. In addition, it is possible that third parties with products that are very similar to ours will circumvent our patents by means of alternate designs or processes. We may have to rely on method of use protection for our compounds in development and any resulting products, which may not confer the same protection as compounds per se. We may be required to disclaim part of the term of certain patents. There may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim. There also may be prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim, which may, nonetheless ultimately be found to affect the validity or enforceability of a claim. No assurance can be given that our patents would, if challenged, be held by a court to be valid or enforceable or that a competitor’s technology or product would be found by a court to infringe our patents. Applications for patents and trademarks in Canada, the U.S. and in foreign markets have been filed and are being actively pursued by us. Pending patent applications may not result in the issuance of patents, and we may not develop additional proprietary products which are patentable.

Patent applications relating to or affecting our business have been filed by a number of pharmaceutical and biopharmaceutical companies and academic institutions. A number of the technologies in these applications or patents may conflict with our technologies, patents or patent applications, and such conflict could reduce the scope of patent protection which we could otherwise obtain. We could become involved in interference proceedings in the U.S. in connection with one or more of our patents or patent applications to determine priority of invention. Our granted patents could also be challenged and revoked in opposition proceedings in certain countries outside the U.S.

In addition to patents, we rely on trade secrets and proprietary know-how to protect our intellectual property. We generally require our employees, consultants, outside scientific collaborators and sponsored researchers and other advisors to enter into confidentiality agreements. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of our employees, the agreements provide that all of the technology which is conceived by the individual during the course of employment is our exclusive property. These agreements may not provide meaningful protection or adequate remedies in the event of unauthorized use or disclosure of our proprietary information. In addition, it is possible that third parties could independently develop proprietary information and techniques substantially similar to ours or otherwise gain access to our trade secrets.

We currently have the right to use certain technology under license agreements with third parties. Our failure to comply with the requirements of material license agreements could result in the termination of such agreements, which could cause us to terminate the related development program and cause a complete loss of our investment in that program.

As a result of the foregoing factors, we may not be able to rely on our intellectual property to protect our products in the marketplace.

We may infringe the intellectual property rights of others.

Our commercial success depends significantly on our ability to operate without infringing the patents and other intellectual property rights of third parties. There could be issued patents of which we are not aware that our products infringe or patents, that we believe we do not infringe, but that we may ultimately be found to infringe. Moreover, patent applications are in some cases maintained in secrecy until patents are issued. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and patent applications were filed. Because patents can take many years to issue, there may be currently pending applications of which we are unaware that may later result in issued patents that our products infringe. For example, pending applications may exist that provide support or can be amended to provide support for a claim that results in an issued patent that our product infringes.

The biopharmaceutical industry has produced a proliferation of patents, and it is not always clear to industry participants, including us, which patents cover various types of products. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. In the event of infringement or violation of another party’s patent, we may not be able to enter into licensing arrangements or make other arrangements at a reasonable cost. Any inability to secure licenses or alternative technology could result in delays in the introduction of our products or lead to prohibition of the manufacture or sale of products by us or our partners and collaborators.

Patent litigation is costly and time consuming and may subject us to liabilities.

Our involvement in any patent litigation, interference, opposition or other administrative proceedings will likely cause us to incur substantial expenses, and the efforts of our technical and management personnel will be significantly diverted. In addition, an adverse determination in litigation could subject us to significant liabilities.

We may not obtain trademark registrations.

The Company has filed applications for trademark registrations in connection with our product candidates in various jurisdictions, including the U.S. We intend to file further applications for other possible trademarks for our product candidates. No assurance can be given that any of our trademarks will be registered in the U.S. or elsewhere or that the use of any trademark will confer a competitive advantage in the marketplace. Furthermore, even if we are successful in our trademark registrations, the FDA and regulatory authorities in other countries have their own process for drug nomenclature and their own views concerning appropriate proprietary names. The FDA and other regulatory authorities also have the power, even after granting market approval, to request a company to reconsider the name for a product because of evidence of confusion in the marketplace. No assurance can be given that the FDA or any other regulatory authority will approve of any of our trademarks or will not request reconsideration of one of our trademarks at some time in the future. The loss of any of our current trademarks could negatively affect the success of the product candidate to which it relates.

We may require significant additional financing, and we may not have access to sufficient capital.

We may require additional capital to pursue planned clinical trials, regulatory approvals, as well as further R&D and marketing efforts for our product candidates and potential products. Except as expressly described in this Prospectus and the documents incorporated by reference herein, we do not anticipate generating significant revenues from operations in the near future, and we have no other committed sources of capital.

We may attempt to raise additional funds through public or private financings, collaborations with other pharmaceutical companies or financing from other sources. Additional funding may not be available on terms which are acceptable to us. If adequate funding is not available on reasonable terms, we may need to delay, reduce or eliminate one or more of our product development programs or obtain funds on terms less favorable than we would otherwise accept. To the extent that additional capital is raised through the sale of equity securities or securities convertible into or exchangeable for equity securities, the issuance of those securities could result in dilution to our shareholders. Moreover, the incurrence of debt financing could result in a substantial portion of our future operating cash flow, if any, being dedicated to the payment of principal and interest on such indebtedness and could impose restrictions on our operations. This could render us more vulnerable to competitive pressures and economic downturns.

We anticipate that our existing working capital, including the proceeds from the sale of Securities and anticipated revenues, will be sufficient to fund our development programs, clinical trials and other operating expenses for the foreseeable future. However, our future capital requirements are substantial and may increase beyond our current expectations depending on many factors including:

•	the duration and results of our clinical trials for cetrorelix, ozarelix and perifosine, as well as other product candidates going forward;

•	unexpected delays or developments in seeking regulatory approvals;

•	the time and cost in preparing, filing, prosecuting, maintaining and enforcing patent claims;

•	other unexpected developments encountered in implementing our business development and commercialization strategies;

•	the outcome of litigation, if any; and

•	further arrangements, if any, with collaborators.

Our revenues and expenses may fluctuate significantly, and any failure to meet financial expectations may disappoint securities analysts or investors and result in a decline in the price of the Securities.

We have a history of operating losses. Our revenues and expenses have fluctuated in the past and are likely to do so in the future. These fluctuations could cause our share price to decline. Some of the factors that could cause our revenues and expenses to fluctuate include but are not limited to:

•	the inability to complete product development in a timely manner that results in a failure or delay in receiving the required regulatory approvals to commercialize our product candidates;

•	the timing of regulatory submissions and approvals;

•	the timing and willingness of any current or future collaborators to invest the resources necessary to commercialize our product candidates;

•	the revenue available from royalties derived from our strategic partners;

•	licensing fees revenues;

•	tax credits and grants (R&D);

•	the outcome of litigation, if any;

•	changes in foreign currency fluctuations;

•	the timing of achievement and the receipt of milestone payments from current or future collaborators; and

•	failure to enter into new or the expiration or termination of current agreements with collaborators.

Due to fluctuations in our revenues and expenses, we believe that period-to-period comparisons of our results of operations are not indicative of our future performance. It is possible that in some future quarter or quarters, our revenues and expenses will be above or below the expectations of securities analysts or investors. In this case, the price of the Securities could fluctuate significantly or decline.

We may invest or spend the proceeds of an offering in ways with which investors may not agree and in ways that may not earn a profit.

Our management team will have broad discretion concerning the use of the proceeds of this offering as well as the timing of their expenditure. As a result, investors will be relying on the judgement of management for the application of the proceeds of any offering of Securities under this Prospectus. We intend to use the proceeds from any offering primarily for general corporate purposes, which may include, but are not limited to, our current clinical development programs. Investors may not agree with the ways we decide to use these proceeds, and our use of the proceeds may not yield any results or profits.

We will not be able to successfully commercialize our product candidates if we are unable to make adequate arrangements with third parties for such purposes.

We currently have a lean sales and marketing staff. In order to commercialize our product candidates successfully, we need to make arrangements with third parties to perform some or all of these services in certain territories.

We contract with third parties for the sales and marketing of our products. Our revenues will depend upon the efforts of these third parties, whose efforts may not be successful. If we fail to establish successful marketing and sales capabilities or to make arrangements with third parties for such purposes, our business, financial condition and results of operations will be materially adversely affected.

If we had to resort to developing a sales force internally, the cost of establishing and maintaining a sales force would be substantial and may exceed its cost effectiveness. In addition, in marketing our products, we would likely compete with many companies that currently have extensive and well-funded marketing and sales operations. Despite our marketing and sales efforts, we may be unable to compete successfully against these companies.

We are currently dependent on strategic partners and may enter into future collaborations for the research, development and commercialization of our product candidates. Our arrangements with these strategic partners may not provide us with the benefits we expect and may expose us to a number of risks.

We are dependent on, and rely upon, strategic partners to perform various functions related to our business, including, but not limited to, the research, development and commercialization of some of our product candidates. Our reliance on these relationships poses a number of risks.

We may not realize the contemplated benefits of such agreements nor can we be certain that any of these parties will fulfill their obligations in a manner which maximizes our revenue. These arrangements may also require us to transfer certain material rights or issue our equity securities to corporate partners, licensees and others. Any license or sublicense of our commercial rights may reduce our product revenue.

These agreements also create certain risks. The occurrence of any of the following or other events may delay product development or impair commercialization of our products:

•	not all of our strategic partners are contractually prohibited from developing or commercializing, either alone or with others, products and services that are similar to or competitive with our product candidates, and, with respect to our strategic partnership agreements that do contain such contractual prohibitions or restrictions, prohibitions or restrictions do not always apply to our partners’ affiliates and they may elect to pursue the development of any additional product candidates and pursue technologies or products either on their own or in collaboration with other parties, including our competitors, whose technologies or products may be competitive with ours;

•	our strategic partners may under-fund or fail to commit sufficient resources to marketing, distribution or other development of our products;

•	we may not be able to renew such agreements;

•	our strategic partners may not properly maintain or defend certain intellectual property rights that may be important to the commercialization of our products;

•	our strategic partners may encounter conflicts of interest, changes in business strategy or other issues which could adversely affect their willingness or ability to fulfill their obligations to us (for example, pharmaceutical companies historically have re-evaluated their priorities following mergers and consolidations, which have been common in recent years in this industry);

•	delays in, or failures to achieve, scale-up to commercial quantities, or changes to current raw material suppliers or product manufacturers (whether the change is attributable to us or the supplier or manufacturer) could delay clinical studies, regulatory submissions and commercialization of our product candidates; and

•	disputes may arise between us and our strategic partners that could result in the delay or termination of the development or commercialization of our product candidates, resulting in litigation or arbitration that could be time-consuming and expensive, or causing our strategic partners to act in their own self-interest and not in our interest or those of our shareholders or other stakeholders.

In addition, our strategic partners can terminate our agreements with them for a number of reasons based on the terms of the individual agreements that we have entered into with them. If one or more of these agreements were to be terminated, we would be required to devote additional resources to developing and commercializing our product candidates, seek a new partner or abandon this product candidate which would likely cause a drop in the price of our Securities.

Some of our more important strategic partnership agreements include:

In relation to cetrorelix, we have entered into agreements with:

•	Merck Serono (formerly Serono), which holds an exclusive worldwide license (ex-Japan) to commercialize Cetrotide® (cetrorelix in the indication of in vitro fertilization). This agreement provides the Company, among other things, with manufacturing income, royalties on worldwide (ex-Japan) net sales as well as fixed annual lump-sum payments until 2010. After 2010, these fixed annual lump-sum payments will become high double-digit royalties on the net worldwide (ex-Japan) sales of Cetrotide® (cetrorelix);

•	Nippon Kayaku Co. Ltd. of Japan, (“Nippon Kayaku”) which has the right to manufacture, and Shionogi of Japan has the right to commercialize, Cetrotide® (cetrorelix) in Japan. We also granted Shionogi the exclusive rights to develop and commercialize Cetrotide® (cetrorelix) for human use in Japan, including the BPH indication.

In relation to ozarelix, we have entered into agreements with:

•	Spectrum Pharmaceuticals Inc., Irvine CA, USA, with which, on August 12, 2004, we entered into a licensing and collaboration agreement for our LHRH antagonist, ozarelix. Under the terms of the agreement, we granted Spectrum an exclusive license to develop and commercialize ozarelix for all potential indications in North America (including Canada and Mexico) and India. We have access to data, free-of-charge, and are eligible to receive payments upon achievement of development and regulatory milestones, in addition to royalties (scale-up royalties from high single to low double-digit) on potential net sales. Spectrum is entitled to receive fifty percent of the upfront, milestone payments and royalties received from Nippon Kayaku relating to Japan territory; and

•	Nippon Kayaku, with which we entered into a licensing and collaboration agreement on July 26, 2006. Under the terms of the agreement, we granted Nippon Kayaku an exclusive license to develop and market ozarelix for all potential oncological indications in Japan. In return, we received an upfront payment upon signature and we are eligible to receive payments upon achievement of certain development and regulatory milestones, in addition to low double-digit royalties on potential net sales.

In relation to perifosine, we have entered into an agreement with:

•	Keryx Biopharmaceuticals, New York, USA: Following its acquisition of AOI Pharma, Inc., New York, USA in January 2004, Keryx has taken over the license and co-operation agreement signed with AOI Pharma, Inc. and will undertake, at its own cost, all clinical activities necessary to obtain regulatory and marketing approvals of perifosine for all uses in the U.S., Canada and Mexico. The agreement provides, among other things, availability of data generated by all parties free-of-charge, milestones and scale-up royalties (from high single to low double-digit) on future net sales in the U.S., Canada and Mexico.

In relation to AEZS-130 (growth hormone secretagogue), we have entered into an agreement with:

•	Ardana Biosciences, Limited, (“Ardana”) Edinburgh, United Kingdom: In 2002, Ardana was granted an exclusive worldwide license to develop and commercialize the growth hormone secretagogue AEZS-130. Ardana undertakes, at its own cost, all activities necessary to obtain regulatory and marketing approvals for the substance. Furthermore, the agreement provides, among other things, milestone payments as well as low double-digit royalties on future net worldwide sales of AEZS-130.

In relation to Impavido® (miltefosine), we have entered into distribution agreements with:

•	German Remedies, in India and Bangladesh. Impavido® is also partnered with Roche for distribution in Brazil and Nimrall in Pakistan and Afghanistan. An agreement was signed for South America ex-Brazil with the company Tecnofarma. An agreement was signed for Iran with the company B.A. Shiraz and for Iraq with the company Pioneer Pharmaceuticals. In Germany, distribution of the registered product will be effected by our partner Paesel + Lorei. Cooperation with Action Medeor, a German drug aid organization, ensures availability of Impavido® to Non-Governmental Organizations worldwide for public use. More partnerships are currently under negotiations to ensure an expeditious registration and marketing of this innovative product.

Additional detailed information on our research and collaboration agreements is available in Note 24 of our annual audited consolidated financial statements as of and for the year ended December 31, 2006, as filed with the Canadian securities regulatory authorities on September 19, 2007 (included as Exhibit 99.2 to our Annual Report on Form 40-F filed with the SEC on March 23, 2007 and subsequently amended on September 19, 2007).

We have also entered into a variety of collaborative licensing agreements with various universities and institutes under which we are obligated to support some of the research expenses incurred by the university laboratories and pay royalties on future sales of the products. In turn, we have retained exclusive rights for the worldwide exploitation of results generated during the collaborations.

In particular, we have entered into an agreement with Tulane University (“Tulane”), which provides for the payment by the Company of single-digit royalties on future worldwide net sales for all indications, except in the BPH indication, where it provides the payment of low single-digit royalties. Tulane is also entitled to receive a low double-digit royalty on any lump sum, periodic or other cash payments received by the Company from sub-licensees.

We rely on third parties to conduct, supervise and monitor our clinical trials, and those third parties may not perform satisfactorily.

We rely on third parties such as CROs, medical institutions and clinical investigators to enroll qualified patients and conduct, supervise and monitor our clinical trials. Our reliance on these third parties for clinical development activities reduces our control over these activities. Our reliance on these third parties, however, does not relieve us of our regulatory responsibilities, including ensuring that our clinical trials are conducted in accordance with Good Clinical Practice guidelines and the investigational plan and protocols contained in an Investigational New Drug application (IND), or comparable foreign submission. Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. In addition, they may not complete activities on schedule, or may not conduct our pre-clinical studies or clinical trials in accordance with regulatory requirements or our trial design. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, our efforts to obtain regulatory approvals for, and commercialize, our product candidates may be delayed or prevented.

In carrying out our operations, we are dependent on a stable and consistent supply of ingredients and raw materials.

There can be no assurance that we, our contract manufacturers, or partners, will be able, in the future, to continue to purchase products from our current suppliers or any other supplier on terms similar to current terms or at all. An interruption in the availability of certain raw materials or ingredients, or significant increases in the prices paid by us for them, could have a material adverse effect on our business, financial condition, liquidity and operating results.

We are subject to intense competition for our skilled personnel, and the loss of key personnel or the inability to attract additional personnel could impair our ability to conduct our operations.

We are highly dependent on our management and our clinical, regulatory and scientific staff, the loss of whose services might adversely impact our ability to achieve our objectives. Recruiting and retaining qualified management and clinical, scientific and regulatory personnel is critical to our success. Competition for skilled personnel is intense, and our ability to attract and retain qualified personnel may be affected by such competition.

All of our senior executives have entered into employment agreements. These agreements are generally for an indeterminate period.

Our strategic partners’ manufacturing capabilities may not be adequate to effectively commercialize our product candidates.

Our manufacturing experience to date with respect to our product candidates consists of producing drug substance for clinical studies. To be successful, these product candidates have to be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs. Our strategic partners’ current manufacturing facilities have the capacity to produce projected product requirements for the foreseeable future, but we will need to increase capacity if sales continue to grow. Our strategic partners may not be able to expand capacity or to produce additional product requirements on favorable terms. Moreover, delays associated with securing additional manufacturing capacity may reduce our revenues and adversely affect our business and financial position. There can be no assurance that we will be able to meet increased demand over time.

We are subject to the risk of product liability claims, for which we may not have or be able to obtain adequate insurance coverage.

The sale and use of our products, in particular our biopharmaceutical products, involve the risk of product liability claims and associated adverse publicity. Our risks relate to human participants in our clinical trials, who may suffer unintended consequences, as well as products on the market whereby claims might be made directly by patients, healthcare providers or pharmaceutical companies or others selling our products. We manage our liability risks by means of insurance. We maintain liability insurance covering our liability for our pre-clinical and clinical studies and for our pharmaceutical products already marketed. However, we may not have or be able to obtain or maintain sufficient and affordable insurance coverage, including coverage for potentially very significant legal expenses, and without sufficient coverage any claim brought against us could have a materially adverse effect on our business, financial condition or results of operations.

Our business involves the use of hazardous materials which requires us to comply with environmental regulation.

Our discovery and development processes involve the controlled use of hazardous and radioactive materials. We are subject to federal, provincial and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could exceed our resources. We may not be adequately insured against this type of liability. We may be required to incur significant costs to comply with environmental laws and regulations in the future, and our operations, business or assets may be materially adversely affected by current or future environmental laws or regulations.

Legislative actions, new accounting pronouncements and higher insurance costs are likely to impact our future financial position or results of operations.

Changes in financial accounting standards or implementation of accounting standards may cause adverse, unexpected revenue or expense fluctuations and affect our financial position or results of operations. New pronouncements and varying interpretations of pronouncements have occurred with greater frequency and are expected to occur in the future, and we may make or be required to make changes in our accounting policies in the future. Compliance with changing regulations of corporate governance and public disclosure, notably with respect to internal controls over financial reporting, may result in additional expenses. Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for companies such as ours, and insurance costs are increasing as a result of this uncertainty.

We may incur losses associated with foreign currency fluctuations.

Our operations are in many instances conducted in currencies other than the U.S. dollar (principally Euros) and we hold a significant portion of our cash, cash equivalents and debt in other currencies (principally Canadian dollars), and fluctuations in the value of foreign currencies relative to the Canadian dollar could cause us to incur currency exchange losses.

We may not be able to successfully integrate acquired businesses.

Future acquisitions may not be successfully integrated. The failure to successfully integrate the personnel and operations of businesses which we may acquire in the future with ours could have a material adverse effect on our operations and results.

Risks Related to the Securities

Our share price may be volatile, and an investment in Common Shares and/or Warrants could suffer a decline in value.

Our Common Shares are listed and traded only on the TSX and NASDAQ. Our valuation and share price since the beginning of trading after our initial listings, first in Canada and then in the U.S., have had no meaningful relationship to current or historical financial results, asset values, book value or many other criteria based on conventional measures of the value of shares. The market price of our Securities will fluctuate due to various factors including:

•	clinical and regulatory developments regarding our product candidates;

•	delays in our anticipated development or commercialization timelines;

•	developments regarding current or future third-party collaborators;

•	other announcements by us regarding technological, product development or other matters;

•	arrivals or departures of key personnel;

•	government regulatory action affecting our product candidates and our competitors’ products in the U.S., Canada and other countries;

•	developments or disputes concerning patent or proprietary rights;

•	actual or anticipated fluctuations in our revenues or expenses;

•	general market conditions and fluctuations for the emerging growth and biopharmaceutical market sectors; and

•	economic conditions in the U.S., Canada or abroad.

Our listing on both the TSX and NASDAQ may increase price volatility due to various factors including: different ability to buy or sell our Securities; different market conditions in different capital markets; and different trading volume.

In the past, following periods of large price declines in the public market price of a company’s securities, securities class action litigation has often been initiated against that company. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which would adversely affect our business. Any adverse determination in litigation could also subject us to significant liabilities.

Our largest shareholders have influence over our business and corporate matters, including those requiring shareholder approval. This could delay or prevent a change in control. Sales of Common Shares by such shareholders could have an impact on the market price of the Securities.

Our largest shareholders have influence over our business and corporate matters, including those requiring shareholder approval. This could delay or prevent a change in control. Sales of Common Shares by such shareholders could have an impact on the market price of the Securities.

We do not intend to pay dividends in the near future.

To date, we have not declared or paid any dividends on our Common Shares. We currently intend to retain our future earnings, if any, to finance further research and the expansion of our business. As a result, the return on an investment in Securities will, for the foreseeable future, depend upon any future appreciation in value. There is no guarantee that Securities will appreciate in value or even maintain the price at which shareholders have purchased their Securities.

Risks Related to the Issuance of Securities under this Prospectus

An active market may not develop for the Warrants, which may hinder your ability to liquidate your investment.

Each issuance of the Warrants will be a new issue of securities with no established trading market, and we do not currently intend to list them on any securities exchange. A dealer may intend to make a market in the Warrants after their issuance pursuant to this Prospectus; however, a dealer may not be obligated to do so and may discontinue such market-making at any time. As a result, we cannot assure you that an active trading market will develop for any series of the Warrants. In addition, subsequent to their initial issuance, the Warrants may trade at a discount to their initial offering price, depending upon the value of the underlying Common Shares, which in turn depends on our prospects or the prospects for companies in our industry generally and other factors, including those described herein.

A large number of Common Shares may be issued and subsequently sold upon the exercise of the Warrants. The sale or availability for sale of these Securities may depress the price of our Common Shares.

The number of Common Shares that will be initially issuable upon the exercise of Warrants will be determined by the particular terms of each issue of Warrants and will be described in the relevant Prospectus Supplement. To the extent that purchasers of Warrants sell Common Shares issued upon the exercise of the Warrants, the market price of our Common Shares may decrease due to the additional selling pressure in the market. The risk of dilution from issuances of Common Shares underlying the Warrants may cause shareholders to sell their Common Shares, which could further contribute to any decline in the Common Share price.

The sale of Common Shares issued upon exercise of the Warrants could encourage short sales by third parties which could further depress the price of the Common Shares.

Any downward pressure on the price of Common Shares caused by the sale of Common Shares issued upon the exercise of the Warrants could encourage short sales by third parties. In a short sale, a prospective seller borrows Common Shares from a shareholder or broker and sells the borrowed Common Shares. The prospective seller hopes that the Common Share price will decline, at which time the seller can purchase Common Shares at a lower price for delivery back to the lender. The seller profits when the Common Share price declines because it is purchasing Common Shares at a price lower than the sale price of the borrowed Common Shares. Such sales could place downward pressure on the price of our Common Shares by increasing the number of Common Shares being sold, which could further contribute to any decline in the market price of our Common Shares.

We cannot predict the actual number of Common Shares that we will issue upon the exercise of the Warrants. The number of Common Shares that we will issue under the Warrants may depend on the market price of our Common Shares.

The actual number of Common Shares that we will issue upon the exercise of the Warrants is uncertain and will be determined, or made determinable, by the particular terms of each issue of Warrants and will be described in the relevant Prospectus Supplement. The number of Common Shares issuable upon the exercise of the Warrants may fluctuate based on the market price of our Common Shares. Holders of Warrants may receive more Common Shares if our Common Share price declines.

Future issuances of securities and hedging activities may depress the trading price of our Common Shares.

Any issuance of equity securities or securities convertible into or exchangeable for equity securities after the offering of Securities under this Prospectus, including the issuance of Common Shares upon the exercise of stock options and upon exercise of the Warrants, could dilute the interests of our existing shareholders, and could substantially decrease the trading price of our Common Shares. We may issue equity securities in the future for a number of reasons, including to finance our operations and business strategy, to satisfy our obligations upon the exercise of options or for other reasons. Our stock option plan generally permits us to have outstanding, at any given time, stock options that are exercisable for a maximum number of Common Shares equal to 10% of all then issued and outstanding Common Shares. As of August 13, 2007, there were:

•	53,179,470 Common Shares issued and outstanding; and

•	4,315,092 stock options outstanding.

In addition, the price of Securities could also be affected by possible sales of Securities by investors who view other investment vehicles as more attractive means of equity participation in us and by hedging or arbitrage trading activity that may develop involving our Securities. This hedging or arbitrage could, in turn, affect the trading price of our Securities.

USE OF PROCEEDS

Unless otherwise specified in a Prospectus Supplement, the net proceeds resulting from the issue of Securities will be used for the general corporate purposes of Æterna Zentaris, which may include development costs of our product pipeline. All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of our general funds. The amount of net proceeds to be used for any purpose will be described in the applicable Prospectus Supplement.

CHANGES IN LOAN AND CAPITAL STRUCTURE

Since June 30, 2007, there has been no material change in our loan and capital structure.

DESCRIPTION OF SHARE CAPITAL

Our authorized share capital structure consists of an unlimited number of shares of the following classes (all classes are without nominal or par value):

Common Shares.  Each Common Share carries the right to attend and vote at all meetings of shareholders, except meetings at which only shareholders of a specified class of shares are entitled to vote. Holders of Common Shares are entitled to receive dividends if, as and when declared by the directors, and to receive the remaining property of the Company upon any liquidation, dissolution or winding-up of the affairs of the Company, whether voluntary or involuntary.

Preferred Shares.  The First and Second Preferred Shares are issuable in series with rights and privileges specific to each class. The holders of Preferred Shares are generally not entitled to receive notice of or to attend or vote at meetings of shareholders.

On May 2, 2007, our shareholders approved, ratified and confirmed our Amended and Restated Shareholder Rights Plan Agreement dated March 5, 2007. A summary of our Amended and Restated Shareholder Rights Plan Agreement is included in our Management Information Circular dated March 9, 2007, which is incorporated by reference into this Prospectus, and a copy of the agreement has been filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com.

DESCRIPTION OF WARRANTS

Warrants may be offered separately or together with Common Shares. Each series of Warrants will be issued under a separate warrant agreement to be entered into between us and one or more banks or trust companies acting as warrant agent. The applicable Prospectus Supplement will include details of the warrant agreements covering the Warrants being offered. The warrant agent will act solely as our agent and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants.

The particular terms of each issue or series of Warrants will be described in the related Prospectus Supplement. This description will include, where applicable:

•	the designation and aggregate number of Warrants offered;

•	the price at which the Warrants will be offered;

•	the currency or currency unit in which the Warrants are denominated;

•	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

•	the number of Common Shares that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which that amount of Common Shares may be purchased upon exercise of each Warrant;

•	if offered in conjunction with the Common Shares, the number of Warrants that will be offered with each Common Share;

•	the date or dates, if any, on or after which the Warrants and the related Common Shares will be transferable separately;

•	the minimum or maximum amount, if any, of Warrants that may be exercised at any one time;

•	whether the Warrants will be subject to redemption or call, and, if so, the terms of such redemption or call provisions; and

•	any other terms, conditions and rights (or limitations on such rights) of the Warrants.

We reserve the right to set forth in a Prospectus Supplement specific terms of the Warrants that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Warrants described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Warrants.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement will describe certain Canadian federal income tax consequences to an investor of acquiring any Securities offered thereunder, including, for investors who are non-residents of Canada, whether the payments of dividends (or any other amounts) on the Securities, if any, will be subject to Canadian non-resident withholding tax.

The applicable Prospectus Supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any Securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code), including, to the extent applicable, any such consequences relating to Securities payable in a currency other than the U.S. dollar, issued at an original issue discount for U.S. federal income tax purposes or containing early redemption provisions or other special items.

PLAN OF DISTRIBUTION

We may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and we may also sell the Securities to one or more purchasers directly or through agents. Securities may be sold from time to time in one or more transactions at a fixed price or prices, or at non-fixed prices.

If offered on a non-fixed price basis, the Securities may be offered at prevailing market prices at the time of sale or at prices to be negotiated with purchasers. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. Consequently, any dealer’s overall compensation will increase or decrease by the amount by which the aggregate price paid for the Securities by the purchasers exceeds or is less than the gross proceeds paid by the dealers, acting as principals, to us.

If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to us.

A Prospectus Supplement will identify each underwriter, dealer or agent engaged by us, as the case may be, in connection with the offering and sale of a particular issue of Securities, and will also set forth the terms of the offering, including the public offering price (or the manner of determination thereof if offered on a non-fixed price basis), the proceeds to us and any compensation payable to the underwriters, dealers or agents.

Under agreements which may be entered into by Æterna Zentaris, underwriters, dealers and agents who participate in the distribution of the Securities may be entitled to indemnification by us against certain liabilities, including liabilities arising out of any misrepresentation in this Prospectus and the documents incorporated by reference herein, other than liabilities arising out of any misrepresentation made by underwriters, dealers or agents who participate in the offering of the Securities.

Each issue of Warrants will be a new issue of securities with no established trading market. In connection with any offering of Securities, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions which stabilize or maintain the market price of the Securities of such series or issue at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. Any underwriters, dealers or agents to or through whom Securities are sold by us for public offering and sale may make a market in the Securities, but such underwriters, dealers or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that a trading market in the Securities of any series or issue will develop or as to the liquidity of any such trading market for the Securities.

LEGAL MATTERS

Unless otherwise specified in the Prospectus Supplement relating to any offering of Securities, certain legal matters relating to the offering of the Securities will be passed upon for us by Ogilvy Renault LLP, Montreal, Canada. In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents with respect to matters of Canadian and U.S. law.

The partners and associates of Ogilvy Renault LLP as a group beneficially own, directly or indirectly, less than 1% of our outstanding securities.

AUDITORS

Our auditors are PricewaterhouseCoopers LLP, Chartered Accountants, who have prepared an independent auditors’ report dated March 2, 2007, except as to Note 24(g) and (h), which is as of September 17, 2007, in respect of our consolidated financial statements with accompanying notes as at December 31, 2006 and 2005 and for each of the years in the three-year period ended December 31, 2006. PricewaterhouseCoopers LLP has advised that they are independent within the meaning of the Rules of Professional Conduct of the Ordre des comptables agréés du Québec and the rules and regulations of the SEC.

RECONCILIATION TO U.S. GAAP

Our audited annual consolidated balance sheets as at December 31, 2006 and 2005 and our audited annual consolidated statements of operations, deficit, other capital and cash flows for each of the years in the three-year period ended December 31, 2006, including the notes thereto as filed with the Canadian securities regulatory authorities on September 19, 2007 (included as Exhibit 99.2 to our Annual Report on Form 40-F filed with the SEC on March 23, 2007 and subsequently amended on September 19, 2007), and included as Exhibit 4.2 to the registration statement on Form F-10 of which this Prospectus forms part, were prepared in accordance with Canadian GAAP that differ in some respects from U.S. GAAP. The Company has reconciled its financial results for significant differences between Canadian GAAP and U.S. GAAP in accordance with the instructions of Item 18 of SEC Form 20-F as set out in Note 24 to the Company’s audited annual consolidated financial statements as at and for the year ended December 31, 2006.

Our unaudited interim consolidated financial statements for the six months ended June 30, 2007, including the notes thereto, incorporated by reference from our Form 6-K furnished to the SEC on August 16, 2007, and included as Exhibit 4.5 to the registration statement on Form F-10 of which this Prospectus forms part, were prepared in accordance with Canadian GAAP. Financial statement readers should understand that there are certain significant differences between Canadian GAAP and U.S. GAAP. In order to facilitate the understanding of the differences that would have arisen had these financial statements been presented in accordance with U.S. GAAP, refer to Note 24 of our audited annual consolidated financial statements as of and for the year ended December 31, 2006. In addition, financial statement readers should refer to Note 2 to our unaudited interim consolidated financial statements for the six months ended June 30, 2007 that describes Canadian GAAP accounting changes that have been adopted by the Company during that period. The adoption of these accounting policies by the Company is not expected to result in any additional significant differences in 2007 between Canadian GAAP and U.S. GAAP.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

AUDITORS’ CONSENT

We have read the Short Form Base Shelf Prospectus of Æterna Zentaris Inc. dated September 27, 2007 relating to the offering of up to U.S.$90,000,000 of common shares and/or warrants to purchase common shares of Æterna Zentaris Inc. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the Shareholders of Æterna Zentaris Inc. on the consolidated balance sheets of Æterna Zentaris Inc. as at December 31, 2006 and 2005, and the related consolidated statements of operations, deficit, other capital and cash flows for each of the three years in the period ended December 31, 2006. Our report is dated March 2, 2007, except as to Note 24(g) and (h) which is as of September 17, 2007.

(signed) PricewaterhouseCoopers LLP
Chartered Accountants
Quebec City, Province of Quebec, Canada
September 27, 2007

CERTIFICATE OF ÆTERNA ZENTARIS INC.

Dated: September 27, 2007

This Short Form Base Shelf Prospectus of Æterna Zentaris Inc. dated September 27, 2007 relating to the offering of up to U.S.$90,000,000 of common shares and/or warrants to purchase common shares of Æterna Zentaris Inc., together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Prince Edward Island, Nova Scotia, Newfoundland and Labrador. For the purpose of the Province of Québec, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, will contain no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) David J. Mazzo	(Signed) Dennis Turpin
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer
Æterna Zentaris Inc.	Æterna Zentaris Inc.

On behalf of the Board of Directors of Æterna Zentaris Inc.:

(Signed) Jürgen Ernst	(Signed) Gérard Limoges
Director	Director